Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

The following is a transcript of a presentation recorded on June 22, 2021.

Benson Hill Analyst Meeting

June 22, 2021

Ruben Mella - Senior Director, Investor Relations, Benson Hill

Good morning and welcome to Benson Hill’s Analysts Meeting. I am Ruben Mella, Senior Director Industrial Relations at Benson Hill. We are excited to have this opportunity to share with you our differentiated approach to fuel the plant-based food revolution with food, feed, and ingredients made better from the beginning and better for the planet.

Today you will hear from Matt Crisp, Benson Hill’s Chief Executive Officer, Jason Bull, Chief Technology Officer, DeAnn Brunts, Chief Financial Officer and Member of the Board of Directors of Benson Hill, Adam Javan, Chief Strategy Officer, Natalie DiNicola, Chief of Staff, and Anthony Kingsley, Director Impact in ESG. We are pleased to have Michael Morgan, Chairman, and Eric Shire, Chief Executive Officer of Star Peak II Corporation with us today.

The Analyst meeting presentation is available on the investor relations page of the Benson Hill website.

Before we begin, I want you to know this call may contain forward looking statements, including Benson Hill’s expectations of future financial and business performance and conditions, industry outlook and the timing and completion of the merging transaction. Forward looking statements are inherently subject to risk, uncertainties, and assumptions, and are not guarantees of performance.

We caution you to consider risk factors that could cause actual results that they’re materially from those in the forward-looking statements contained in today’s presentation. The risk factor section in Star Peak’s most recent S-4 filing with the SEC provide examples of those risks.

With that, let’s start our time together with a video about the food system landscape. Mike and Eric with then follow with an overview on why they were eager to partner with Benson Hill.

Transforming our Food System

Food is fundamental.

More than that it’s just fun.

It brings joy and sometimes comfort.

So how did we get to a place where our food system isn’t nourishing us or our planet

We spend more on treatment for diet-related illnesses than we do on food itself.

Meanwhile few industries use as much water and energy.

Or have as much impact on us, or those we love.

Until now, breeding plants for specific characteristics has been slow, imprecise and costly.

Focus has been on a handful of row crops increasing yield to maximize commodity grain with the goal of delivering calories at scale.

Efficiency matters, but it came at a price. Yield went up, nutrient density and taste declined.

Our system became about quantity not quality.

This forced food processors and manufacturers to increase processing and add additives and masking agents to compensate for attributes plants actually once had.

We all want better.

We need better.

The good news is better has begun.

Plant based proteins will help fulfill protein demands brought about by a rapidly growing population.

Yet these products still require processing and additives which impact water and energy use, cost and the ability to scale to their full potential.

We’re changing that.

Benson Hill brings food science, data science and plant science together to rapidly accelerate biology with CropOS® our cutting-edge food innovation engine.

CropOS® coupled with advanced breeding techniques like predictive breeding and gene editing lets us unlock the natural genetic diversity of plants to restore or strengthen attributes.

Unlike transgenic GMOs, predictive breeding and gene editing leverage the genetic potential already present within a plant.

The power of AI and machine learning helps us find the attributes we want in a plant’s large genetic map.

It’s like chess. Masters have knowledge of every game they’ve ever played. Imagine all that guiding your next move in the time it takes to say “checkmate.”

It changes the game.

It lets us focus on qualities that benefit both the consumer and the farmer simultaneously… incorporating new and continuous data from plant to plate but also from plate to plant unlocking more flavor, nutrient density and sustainability through seed innovation.

We’re re-thinking the food supply chain too.

Starting with the consumer and taking a more integrated, efficient approach to create food choices that are better by intent, design and access.

This creates food options that are simply better from the beginning.

Soybeans with higher protein levels that eliminate costly water and energy intensive processing steps making plant-based proteins more scalable and affordable.

Varieties with Omega-9 content making our favorite indulgences a bit better.

Or those with the potential to make animal feed healthier and more digestible improving farm management.

We’re developing opportunities with yellow pea the fastest growing source of plant-based protein too.

And this is just the beginning.

With CropOS® we can target fresh functional food and other crops.

This means more crop and revenue options for farmers, healthier new options for all of us and greater balance and biodiversity for our planet.

This is food made from better.

Join us.

Why Benson Hill? Mike Morgan, Chairman, and Eric Scheyer, Chief Executive Officer, Star Peak Corp II

Mike Morgan: Thank you all for joining today. I'm Mike Morgan, Chairman of Star Peak. I'm on the board of three sustainability-focused, publicly-traded companies. I'm also a volunteer at Stanford University where I'm very involved in their new school of sustainability and cochair of the Stanford Precourt Energy Institute, which is completely focused on decarbonizing energy and the energy transition.

In my operating career at Kinder Morgan, I helped build the company to 10,000 people and 60 billion of enterprise value. We see a similar opportunity to build a huge company at Benson Hill.

We're excited to introduce you to Benson Hill because they're a category-defining sustainable food technology company driving the plant-based food revolution and the first company of its kind to go public. Benson Hill provides cutting-edge data science, plant science, and food science to create new food possibilities and ingredients.

They have an exciting near-term opportunity in plant-based proteins and a long-term pipeline of other potential blockbusters. We have raised 225 million in a fully committed pipe to go along with the 403 million of cash Star Peak II has in trust.

Our pre-money valuation of the company is approximately 1.3 billion. Most importantly, all existing Benson Hill shareholders are rolling 100% of their equity holdings into the deal. This includes industry giants like Louis Dreyfus and Bunge and a number of blue-chip venture capital firms.

Eric Scheyer: Good morning. I'm Eric Scheyer, CEO of Star Peak II, a partner in Magnetar, and I've been with the firm since inception 15 years ago. We launched Star Peak II with a clear mission to provide growth capital to a market-leading company focused on climate change and sustainability.

We believe Benson Hill shares many characteristics with Stem, which was our Star Peak I merger partner. Benson Hill is category defining, is an industry-leading AI driven technology platform, and is focused on markets with significant TAM and long-term tailwinds. Benson Hill is one of the few ways to holistically invest in the plant-based revolution, and it has numerous attractive ESG qualities.

Importantly, our team ran an extensive diligence process spanning 45 days. We retained experienced advisors and consultants, including Context Networks, a premier global and agribusiness consulting firm whose industry experts conducted a full scope of diligence; Crosslake, which conducted comprehensive software and technology diligence, two former agricultural industry executives who assisted us with the review of the plant-based meat alternatives market outlook, cost projections, and facility visits; Kirkland & Ellis and Ramboll who served as our legal and environmental advisors respectively; and we also completed approximately 16 diligence calls solely with customers, partners, and board members.

We believe Benson Hill is a market leader and are very excited about its growth prospects.

Mike Morgan: Here's the problem at a high level. As the world's population continues to grow, the current level food system is causing a significant impact to the health of people and the planet. On the human health side, we now spend more on diet-related illness than on food.

There are opportunities today with technology, agronomic practices, and the ongoing shift of plant-based meat substitutes to make significant environmental improvements in agriculture, which emits as much greenhouse emissions as the power sector and the impact from animal-based protein sources. The shift to plant-based meats and other food products is being driven by consumers who are taking the lead to change their eating habits that harm the environment and incorporate more plant-based foods in their diets.

Let me conclude by saying Benson Hill is positioned to unlock the full potential of the plant-based revolution because they are focused on two different things. One is the better seed at the beginning of the entire food system. Their technology is about delivering a better seed. Then they are going to market with an integrative solution, which is the best way to capture the value of that better seed.

An Innovative Food and Technology Company – Matt Crisp, Chief Executive Officer, Benson Hill

Hi everyone, I'm Matt Crisp, the CEO of Benson Hill. After several years in venture investing in the life sciences, I became passionate about how computational approaches to biology could be used to better tap into the natural genetic diversity of plants.

And to use genomics, which is a proven lever for crop innovation, but really hasn't been previously leveraged with the consumer in mind. This is a really massive white space that hasn't been tackled by either the big ag incumbents, the Big C companies, or the big food incumbents, the big CPGs, food, and ingredient companies.

So, in 2012, I co-founded Benson Hill, and working here in St. Louis in the Heartland, we have built Benson Hill, and located our headquarters on the campus of the Donald Danforth Plant Science Center; the largest not-for-profit, independent research science in the world. Building a business centered in the Midwest and St. Louis, which is within a hub of agriculture and food research puts us within a short drive of many of our farmer partners as well as our customers.

Now, nearly nine years after founding Benson Hill and with the backing from blue chip investors in food, technology, agriculture, and sustainability, we have built a suite of technologies, and capabilities that uniquely combine data science, plant science, and food science. And by doing so, we can now use AI informed predictive breeding and tools like CRISPR gene editing to really harness the natural genetic diversity already within a plant; and to make better food and ingredients, starting with the seed.

We've also built an integrated go-to-market model that puts the consumer first; and as indicated here, in 2020, delivered more than $100 million of food and ingredient revenue. And very importantly, we've built a culture of purpose led by passionate individuals who have joined Benson Hill to help make a significant, positive impact on our society and on our planet.

Today, approximately 330 Benson Hill team members are helping drive this vision, more than half of who are based out of our headquarters, pictured here; and more than two-thirds of those at our headquarters have advanced degrees.

In summary, we've built an integrated technology company to set the pace of innovation and food independent of the incumbents, and to rapidly develop, and commercialize food and ingredients that are more nutritious, better tasting, more sustainable, and very importantly, more affordable.

We believe Benson Hill is at an inflection point to be the company supplying the picks and shovels to the plant-based food revolution, enabling companies like Beyond Meat, and Kellogg's, Impossible Foods, and Nestlé to develop, and deliver new plant-based food products consumers are demanding.

Five primary reasons that give us confidence: One, we operate in a massive and rapidly growing properly. Number two, CropOS®, short for Crop Operating System, is our AI driven, proprietary food innovation engine that with our team has the ability to dramatically increase speed to market and reduce development costs.

This transaction loads up our balance sheet with about $625 million of gross proceeds and no debt, assuming their redemptions, to go attack this market. We have significant scale, and capabilities, and Benson Hill continues to grow quickly.

We are a pure-play ESG opportunity, producing significant benefits to the environment for lower emissions, and more efficient use of both land, and water. We can also offer societal benefits by addressing human health, hunger, and economic development.

This is an overview of our proprietary product pipeline which straddles multiple target markets. Our current and near-term products are commercial or will be launched in the next year, all of which are de-risked from a technology perspective, and all of which we forecast to supply to the market at price points at or below current competitive products.

These products provide diversity today across the human food ingredient market, including both plant-based protein, and healthy oils, as well as the animal feed markets in aquaculture, poultry, and swine. And in addition, the fresh vegetable market is a target for us in the long-term. In 2020, we launched Veri Oil, a heart healthy, high oleic, non-GMO oil for high heat cooking applications, and are sold out of our 2020 production.

In 2021, we will launch a line of BrightDayTM protein products for the animal feed markets; and by 2022, we will launch a next-generation protein ingredient product based on our ultra-high protein line of soybeans. We are really excited about this product, helping fuel the alternative plant-based protein movement.

In the medium-term, we will also plan to launch an innovative yellow pea protein product for the plant-based food market. Our robust pipeline will continue to drive commercial growth, and expand with additional platform, and product development investments. Just in the last few months, we have made a tremendous amount of progress which is really why we're here today.

One driving reason is our excitement around the accelerated advancement of ultra-high protein soy product coming to market. Our partners and our customers are signaling their strong support for our work. And we have signed five MOUs and LOIs just in the last few months for strategic partnerships that will help drive our business in numerous target markets.

And of course, I always like to emphasize, we've built a team dedicated to delivering. Despite a very rocky 2020, we met our revenue targets and beat on EBITDA. We are confident with our progress in the coming months to meet or even exceed our 2021 acreage targets, which provide visibility to 2022 ingredients revenue.

And look for more news from us later this year on this commercial launch of our ultra-high protein soy ingredient product for the human food ingredient category. We are very excited about the transaction being discussed with you today which will result in about $625 million of gross proceeds, assuming no redemptions which will fully fund our business plans, and then some.

This additional capital on our balance sheet will help accelerate our momentum and provide us flexibility to more aggressively attack some very large and rapidly growing markets. And namely, to be the picks and shovels, long-term not just for the plant-based protein movement, but for additional, important food system trends.

We will also, further separate ourselves from competition with additional platform investments in CropOS®, and in our product portfolio to deepen and widen our competitive moat with additional intellectual property as well as data and product innovations.

And lastly, while we are perfectly positioned to aggressively grow our business organically, we have a vision far beyond the growth numbers that you'll see in a few minutes. And we may take opportunistic shots on goal to grow our capacity to capture additional share and attractive markets.

Let's take a moment to talk about three important macro trends, starting on the left here. Historically, our system has been built around crop yield and growing crops to produce cheap calories. What happened with all that focus on quantity was a sacrifice of quality. Meaning characteristics like taste and nutrition; for instance, over 30 years in soybeans, the king of protein crops, the industry has bred out the equivalent of over $60 billion of plant-based retail value.

Now, demographics and consumer demands are shifting, and as evidenced by some of the stats in the middle of this slide, the shifts are resulting in explosive growth in sustainably marketed products, and in plant-based foods. This is all happening at a time when enabling technologies like gene sequencing, and compute power have become far more accessible, and affordable.

So why now? Because collapsing cost curves are opening up the accessibility of enabling technologies like sequencing, gene editing, and compute power. This technological convergence is eliminating the need to compromise as has been done in the past.

For the past several years, we have been leveraging this technological convergence, and building out our own platform technologies, and capabilities. And most importantly, a deep proprietary data set, which in turn leads to intellectual property, and differentiated food, and ingredient products that start with the seed.

So why hasn't this been done before? It's really quite simple, the companies that control the food system are massive. And their focus is on commodity scale, which has led to a siloed approach with some deeply rooted and fundamental disconnects. Seed companies are interested in crop yield for their customer, the farmer.

And the downstream players have little or no control over what's being produced for them. So, they're all relegated to using the same commodity raw materials that they always have.

But the most profound disconnect is between the consumer, and the breeders, and the producers of seed that ultimately make our food and ingredients. Unlike them, we are connected to the consumer, curating feedback and using technology to establish a product pipeline that is focused on consumer preferences.

The integrated approach that we have built connects the entire value chain to innovate from plant to plate; or perhaps better said, to integrate from the plate back to the plant. And to create better food and ingredients that are, indeed, better from the beginning. What specifically are we doing to remove these barriers?

First, we design products with the consumer in mind. Next, we contract directly with farmers. Third, we ensure on our own or through our partners, identity preservation through processing, and then we sell directly to CPGs, ingredient companies, and retailers.

Most importantly, we bring back the insights, the market understandings that come from these relationships, which, like all of our data streams, are helping to inform the next generations of product development.

Before we go into the technology and some product case studies, I want to ground us in a core belief at Benson Hill. That the natural genetic diversity of plants is our most significant untapped resource. In thinking about the plant-based protein movement, which is really our proving ground, let's focus on the challenges that companies like Impossible Foods, Unilever, Nestlé, and Beyond Meat are facing; highly processed ingredients, labels with 15, 20, 25 ingredients on them, including sodium, and other agents to make the commodity products that they procure more palatable.

Based protein ingredients that are processed using water and energy intensive steps and limited to no traceability in their supply chains. If we can design a seed better from the beginning, nature's genetic diversity can work for us, and not against us.

And this is what we do. By digitizing food, and ingredients, and linking these characteristics back to the genetics of the crop, we can identify ways to accelerate product development at lower costs, and use non-GMO breeding, and genome editing to restore the natural genetic diversity of the plant, to increase protein content, enhance flavor, and to ultimately develop a more sustainable, and more affordable ingredient in food solution.

CropOS® Food Innovation Engine– Jason Bull, Chief Technology Officer, Benson Hill

Good morning everyone, my name is Jason Bull, and I’m Chief Technology Officer at Benson Hill. In terms of introduction, I’ve spent my entire career in Ag and my technical expertise is in plant breeding and analytics. Before Benson Hill I started a machine learning business across industries, and before that I worked for 20 years at Monsanto Company, where I led Global R&D Teams of 600 plus people that were responsible for the product pipeline and all commercial deployments across crops. And I also introduced data science and machine learning to Monsanto, which we implemented systemically.

What brought me to Benson Hill was two things, food system innovation, I’d seen the other side of the walls Matt showed earlier, and CropOS® being at the heart of the company, which is truly differentiating.

We’ve got a short video highlighting CropOS® and after this video, I’ll double-click on CropOS® and some of our other key capabilities in product development.

Technology Video recording

At Benson Hill, we believe the natural genetic diversity of plants has untapped potential to make our foods healthier and more sustainable. To fully realize these new opportunities, we have created a cutting-edge food innovation platform called CropOS®. CropOS® allows us to accelerate biology and improve seeds to create food and ingredient options that are made better from the beginning. CropOS® is fueled by rich and proprietary data including novel breeding and genomic data, decades of weather data, geospatial mapping, soil health data and imagery, food functional and nutritional properties, and food taste and sensory data. Our crop improvement targets are based on food and health outcomes, like greater nutrient density, removing processing steps that are water and energy intensive and costly. And recapturing flavor that has been bred out over time.

To better illustrate how CropOS® can improve food and health outcomes, let’s use soybean, a key protein source globally, as an example. Crop innovation in soybean has traditionally focused on yield optimization, resulting in a steady decline of protein over the years. With CropOS®, we use genomic data on 20,000 recognized soybean varieties, including our proprietary, high-protein populations for North America represented by the green dots.

If we’re looking to increase protein content, more than 56,000 genes might contribute to that outcome. CropOS® uses our proprietary data and machine learning algorithms to narrow down from 56,000 genes to the novel identification of smaller and smaller subsets of candidate genes, with the best potential to impact protein content. A computational needle in a haystack. From here, predictive breeding techniques, gene editing or both can be used. We use the right tools for the right outcome.

Once we have the seed selected, growing, and replicating it is sped up too using our state-of-the-art crop accelerator. At Benson Hill, CropOS® keeps working with farmers to select the precise fields and conditions where the seed will best perform for nutrient density, for yield, and for resource use efficiency. We partner with our farmers, we win together.

Food science, data science, and plant science, and the power of CorpOS®, reimagining a food system that’s more nutritious, better tasting, and more sustainably produced, creating food that is better from the beginning.

Return to Jason Bull

So, you just learned about CropOS®, a cutting-edge food innovation platform. Now let’s double click on how it enables us to design foods that are better from the beginning. On this slide, you see CropOS® informs our three-step process of design, build, and test. In design we’re predicting the right genes, in build we’re creating a crop prototype, and in test, we’re validating prototypes in product development. This is a narrative process with CropOS® gaining more data and more intelligence with every turn of this data flywheel.

As we add more data, we increase the accuracy of our predictions. Why does this matter? Really two things. With CropOS® we create more feed and ingredient products, period. Some of which you’ll hear about today and two as Matt mentioned, it gives us the opportunity to get our products to market more efficiently and significantly faster than others.

Now, before we dive into design build test, I’ll take a little time to explain the differences between three common methods of crop improvement, and how we leverage each always starting with the consumer first.

Predictive breeding is a form of traditional breeding where two parents are crossed to create new progeny, but it’s turbo charged with AI methods, making it more efficient. This is how all of our commercial products are being developed, hence they have non-GMO project verified status. Gene editing uses tools like CRISPR to restore genes that have been muted in the commodity system. We employ gene editing to explore gene function, and in certain cases in product development.

GMO, or transgenic technology, inserts DNA from another species into the plan, usually to confer herbicide or insect intolerance. It’s a lengthy and costly process. So rather than focus on development of new GMO traits, we stack fully deregulated GMO herbicide traits with our quality traits in select animal feed markets. This enables lower production costs and broad acre adoption.

We start with the end in mind, matching the right technology with the right end market. No matter which method we go with, our advanced data library and simulation capabilities give us an edge.

On the next slide you see CropOS® combines data across multiple domains. And we have world leading data. For example, our breeding data is built on 20 years of unique, best in the world, soy, high-protein, and high yield germplasm. This creates a unique set of outcomes and outcomes are the fuel of machine learning. We also have over 300 billion snip data points, that allow us to understand natural genetic variation, and tap into biodiversity.

Every year we double the size of this data library, and it’s already massive. A data library, coupled with our predictive capability on the right, allow us to simulate new products. This is a competitive advantage. All five bubbles are where we applied simulation. For example, in the second bubble where it says tens of millions of potential progeny from predictive breeding crosses, allowing us to find and explore novel and untapped genetic variability. This allows us to answer some multiple and complex what if questions in silico before starting product development? It’s a game changer.

Data fused in analytics are the inputs to our design simulation process. Our scientists use the toolsets of breed, edit, and fuse day in and day out. For example, we use breed to predict optimal candidates to advance in breeding. We use fuse to manage pipeline operations and capture data in context. And we use edit to predict genes within the natural genetic diversity of the plant to help us select characteristics that the consumer desires. This approach allows us to predict before we build and create a gameplan or blueprint as our output. The blueprints from CropOS® are used to build crop prototypes.

And we use two world-class capabilities of gene editing and crop accelerator. For gene editing, we use our own proprietary portfolio of CRISPR gene editing chemistry, which we’ve heavily optimized using crops like soy and yellow pea to restore natural genetic diversity. And for crop accelerator, we break ground on a 25 million dollar state-of-the-art 47 thousand square foot facility that will be operational at the end of this year. This facility incorporates the way to sense a tech, imaging tech, and precision environmental controls. The sole purpose of the crop accelerator is to accelerate crop growth cycles, so we can accomplish more than 2X the growth cycles per year.

Once a product is ready for commercial testing, it’s deployed into our field-testing network for evaluation. In 2020, we had over 100 research sites and over 260 production sites. This density and quality of testing is unheard of for companies that are our size and rivals the majors. Once we launch a commercial product, we maximize the return on the genetics. We use proprietary placement models, machine learning models to precisely predict where the contract acres to maximize protein content. We then use digital Ag technology to collect on farm data to further enhance these models. Completing our data flywheel, this is our digitization playbook in action, and it differentiates Benson Hill.

So how do we protect our technology in products? IP protection in Ag operates in three fundamental words. First is what we call germ plasm patents, and just like patenting a semiconductor, we receive protection on our unique varieties we bring to market.

Next gene function association patents allow us to protect their quality trait, gene taggers discovered through CropOS®. Lastly, we can also patent the enabling technologies used to discover genes and create new varieties such as transformation methods and the simulation algorithms employed by CropOS®. IP protection is table stakes in Ag.

Our technology and business model also create a strong competitive note. Let’s take big Ag moving into our space as an example. First, based on my experience in the industry, the traditional commodity has great germplasm, but it is largely high-yield germplasm rather than high protein. It can take approximately six to ten years to develop these two complex quantitative traits together.

[Second], big Ag has great technology capabilities, however these capabilities require data. The big guys have not been breeding for protein, and it takes two to three years to create relevant data sets needed to drive product development applications like molecular breeding or genomics.

Third, emulating Benson Hills approach isn’t a side project. To compete, Big Ag would need to reallocate a substantial proportion of their commodity breeding resources, to even enter the market.

Their business model of monetizing the acre then has major issues in consumer traits. Can they charge more for the germplasm, no. Does it drive the footprint expansion, no. Can they spray more chemistry, no. And this is because they value created accrues after the farm date, which they have very little control over.

Our novel approach is super refreshing to me as a veteran in Ag, and I know it’s refreshing to many of our employees too. It’s this unique approach, our mission, and the St. Louis eco system that draws talent to Benson Hill. As Matt said, they had headquartered in St. Louis, where 50% of Ag farming and production is within 500 miles drive. There’s already a wealth of food and Ag talent in this region, which is why we decided to put down roots here. We really wish we could show you our facilities in St. Louis in person, but this short video will give you a look at what we’ve built.

Facility Video recording

Benson Hills Headquarters, which opened in the summer of 2020, is located at the heart of a nurturing innovation community in St. Louis, Missouri called 39 North. Anchored by the Danforth Plant Science Center, the world’s largest independent plant research nonprofit, with 600-acre Ag tech district is the premier location for plant science, with the largest concentration of plant science PHD’s in the world. All focused on finding solutions to global food and agriculture challenges.

Benson Hill’s state-of-the-art 160 thousand square foot facility, brings together food science, data science, and plant science in one location, creating the perfect breeding ground to drive advancement in the CropOS® platform. A cutting-edge food innovation region that accelerates biology to develop food and ingredient options that are made better from the beginning. Our new facility was designed to accommodate growth. As we scale our product development capacity and ramp up commercialization efforts. Here, we’re poised for growth in the perfect breeding ground for innovation.

Case Studies– Adam Javan, Chief Strategy Officer, Benson Hill

Hello, my name is Adam Javan, I'm Chief Strategy Officer at Benson Hill. What I would like to do now is walk through a couple of case studies describing how the use of technology can come to life with products.

But first, it is important for both of the two case studies I'll provide to ground you in this specific opportunity. We expect impressive growth in the plant-based protein category, which is about $14 billion now, and it is projected to grow 10x by 2029. And even then, it would only be 10% of the global meat market.

The top ingredient used to fuel this movement is Soy Protein Concentrate, or SPC; or TSPC for Textured Soya Protein Concentrate. There are two important challenges in this fast-growing market, which today is in short supply given the recent growth of the category.

First, forecast models show SPC will have to grow by 80x in order to meet the industry's growth expectations we have discussed. Second, the SPC processing step is water and energy intensive. Its purpose, to concentrate protein from a soy flour into 65% or greater protein concentrate, which provides a protein level equivalent to meat.

A similarly unsustainable process is what is used to make pea protein isolate, which primary use, historically, was for protein powders but is an expressive protein concentrates now used for pea based alternative meat products. Our view is that with the natural genetic potential of soy and yellow pea, we don't need these processing steps at all.

In the case of soy, we have used CropOS® and economic modeling to test, and soon we'll deploy what we call UHP, for ultra-high protein soy, which allows us to eliminate a processing step, reduce costs, and have a significant positive sustainability impact. To do this, we evaluated nearly 1,000 data layers and two decades of climate data across more than 1.4 million fields in North America to identify the best environments for producing this ultra-high protein product.

UHP lines from our 2020 test work are actually enabling us to produce pilot scale material ahead of schedule and move to market with larger than anticipated scale in 2022. The requirement to meet this product specification, to have a drop in replacement for SPC is having such high protein content in our beans in the field that we are able to displace the need for SPC processing entirely.

We will market it as a one of its kind sustainable drop in protein ingredient, which can provide a production cost reduction of more than 50%. This is a key product that will help drive our financials as we are able to increase supply over time, with and through partnerships like the one we just established with Rose Acres in Indiana, where we will locally produce, and process this premium crop with farmers, and move it through our channel.

In contrast to soybean, which is grown over 80 million acres just in the U.S. alone, yellow pea is grown on less than five million acres across the U.S. and Canada. It has also received very little attention until recent years as Beyond Meat and other plant-based brands have popularized it.

In 2018, we recognized this trend and began investing in yellow pea resources since launching a yellow pea breeding program in 2019. When we talk about launching a breeding program using CropOS®, understand that we are on a data mission, and so have accumulated sizable and diverse data set, sequenced the world-class reference genome, essentially a high-resolution genetic map for yellow pea.

From these resources, we have identified a host of genes to improve flavor, which is like finding a needle in a haystack, and driven up protein levels through AI informed breeding. In the graph, you can see where commodity peas are sourced, usually with protein levels of 22 to 25%, and have moved into a dry or wet fractionation process.

The dry process makes up pea protein concentrate, or PPC; and the wet process makes the pea protein isolate or PPI. The PPC process is pretty inexpensive and certainly far more sustainable than making PPI. But it is plagued with poor flavors native to pea protein and doesn't have a high enough protein content to be market fit for plant-based meat alternatives.

On the other hand, the PPI process is expensive and uses precious resources. But the intensity of processing does help get rid of some native off-putting flavors and its high protein content works well for plant-based meat alternatives. In fact, it is much higher than the protein content required for these products.

And what we are focused on is using CropOS® to rapidly develop better pea varieties that are a fit for the plant-based markets, namely by breeding for higher protein and better flavor characteristics. Eventually, we will get to a point where we are able to completely obviate even the need for PPI processing altogether with peas that are high enough in protein content.

Innovative Go-to-Market Strategy– Natalie DiNicola, Chief of Staff, Benson Hill

Good morning, I am Natalie DiNicola, Chief of Staff. I have spent 25 years in the agri-food business, most of which was at Monsanto, now Bayer, where I lead sustainability, and engaged heavily with non-agriculture stakeholders such as consumers, conservation organizations, hunger and nutrition groups, and others.

I heard a lot about what those stakeholders were looking for in food production that they did not feel traditional agriculture was delivering. It’s the potential impact Adam just described with our soy product, as an example, that makes me very excited about what we are working to achieve here at Benson Hill.

Not just the water and energy savings of eliminating a processing step, but the opportunity to offer an unconstrained supply of protein ingredient to meet the explosive growth in plant-based meat expected by 2029. By helping to accelerate the shift from beef to plant-based meat, we estimate that we have the potential to unlock by the end of the decade up to an additional 170 million metric tons of CO2 equivalent offset annually, and nearly five trillion liters of water saved each year.

What's different about our company is that we coupled genomics, a proven technology lever that has been used for decades to improve crop production, with an integrated business model approach that connects the seed and farm all the way to the consumer.

Let's take a moment to hear from experts across the value chain on what they think about Benson Hill's vision to help the food system evolve and our approach to bring innovative products to market.

Expert Insights

Aaron Lee: We decided this year to go with 1,000 acres of high-protein soybeans for Benson Hill, and it's been a good thing. We're excited about it because the protein that we can pull from these beans is at a higher level, which means that we got more per acre of what we're trying to produce to start with. What we are striving to do is to be able to produce the best product we can, and I think from the very beginning Benson Hill has been different because they're not just giving us the seed and saying good luck.

They're actually walking alongside of us to help us develop the best yield, the best product, the most protein we can out of this seed. So we can produce more protein and maybe not have to produce necessarily more bushels, and to me, that eliminates waste.

It is better for us from an efficiency standpoint, and what we're driving towards is just sustainability, which will come from the lack of waste in our operations in every aspect of the operation and we think that, with Benson Hill, we're able to grow our business in such a way that we're partnering with a great group that is going to allow us to be able to be on the cutting edge of what's happening. Hopefully, that will add value to our operation as well as change the food system, and that's exciting to be a part of.

Bruce Bennet: If you think about the food ingredients ecosystem and you overlay that with the exploding plant-based foods movement that is going on today you see the trading and merchandising community paying very close attention to the processors so that they can stay in lockstep with their movements and ensure an adequate supply of raw materials as well as the right raw materials, and that has resulted in more robust non-GMO programs for soybeans.

Benson Hill's aspiration of creating these key inflection points along the supply chain is really helping meet the fundamental needs of people and the planet with more sustainable, higher quality food products. They're really allowing Mother Nature to do a lot of the heavy lifting that prior to has been done by big plants, big machines, very costly operations, both from a CapEx and an OpEx standpoint.

They're letting a lot of that work be done in the ground before it's ever even crossing the farm gate, and I think over the next 10-20 years we will see billions and billions of dollars of value creation in the long-term as a result of that, and for our planet there will be a significant reduction in energy and in water and in the overall carbon footprint that comes from the food industry.

David Lee: Companies like Benson Hill have the opportunity to solve a real crisis, a real problem, and that problem is simply that we can't make food in a way that doesn’t destroy the environment. We need new technology, new brands, and thinking in order to solve a fundamental human need, which is to be fed. Benson Hill is unique in that it has a pragmatic and yet revolutionary approach to improving the way in which we can make food. It serves the incumbent industry. It serves the new plant protein industry, and it makes its food in a fundamentally better way.

So I think genomics is at the forefront of being able to move industries to create solutions at scale, not just as a method of production as we've seen at Benson Hill and at Impossible Foods and many other companies but also in terms of the natural diversity that nature provides. It's not just gene editing, which is a great tool for good. It's also in promoting what nature already has to produce a better product.

Todd Simons: I think for that human side of our business their consumer is wanting to know where that food came from, and then as we looked over on the pet side the pet parent is wanting to understand traceability. They want to understand sustainability.

I think Benson Hill with their ability to really target what both consumer interests are but also the functionality of the product from an ingredient perspective for a manufacturer like Simmons Foods I think that Benson Hill is very well positioned to be able to attack that market with specific products that meet a customer need and a manufacturer need as we make products for the consumer whether that be a human or a pet. So it's exciting.

Walter Robb: I think customers are looking for safety in their shop. They're looking for convenience. They're looking for healthier options. Even, as I said, they also look for options that make them feel secure, you know, plant-based alternatives and more sustainable choices in their diet. The diversity of foods is going to continue to grow and help companies like Benson Hill bringing in new choices to customers.

I think the functionality of foods is going to continue to grow as we learn more about what's actually in some of these plant compounds and occasionally going to be around the transparency of what's happening with the science, and I think second of all is going to be the benefit to the customer around some of these ideas we're talking about diversity, flavor, protein content, whatever it is, where these things can be done in a way that the customer says, yes, that's something I'm looking for what Matt and the team are doing at Benson Hill.

I think one is the absolute transparency of exactly what are they doing so that the customer is interested in how the food is being done whether it's at the seed level or in Benson Hill's case is also being provided selling it into the retailer as well and ultimately to the end customer.

Leslie Bonci: I think every company needs to follow what it is that Benson Hill is taking the lead in right now of being the innovator, of being the driver of the idea of optimizing the seed to feed the need.

When I say that, yes, we certainly are all concerned about hungry people. That's critically important, but I'm taking it one step beyond that and thinking about nutrition and security. Can you optimize the nutritional composition of that seed in order to help people succeed in whatever those goals are?

I am succeeding because I am having more protein in what I'm eating. I am succeeding in my health because there is more oleic acid in that plant that I am choosing to consume. That is so critically important. So yes, we've got food, but that food is bringing more to the table, more to the plate, more to the human being.

Return to Natalie DiNicola

Fundamental is the right combination of people and expertise. Our team comes from a broad range of disciplines across biology, data science, and food science with over 350 years of experience in agriculture companies, processing and food companies, and adjacent industries.

While our backgrounds are diverse, we share a common mindset to build on what works and innovate to do better. Our team is passionate about driving a new movement to modernize our food system through a combined focus on innovation and execution.

Our Ingredient and Fresh Business Segments combine the power of our CropOS® technology platform with critical supply chain infrastructure and relationships to deliver enhanced products. Benson Hill's Ingredient Segment is focused on enhancing soy and yellow pea ingredients for the fast-growing plant-based protein market.

The Fresh Business Segment is being positioned to deliver differentiated produce to meet consumer and grower demand. These business segments will accelerate growth for the company as our food and feed offerings, which are positioned to be the picks and shovels that enable the agri-food system to respond to consumer trends.

We are fortunate to have a diverse and highly experienced Board of Directors to help guide our critical strategic decisions. They offer decades of experience in agriculture, food, consumer products, retail, data analytics, sustainability, and leading multi-billion-dollar organizations.

In addition, we formed a scientific advisory panel of leading experts in the core disciplines that fuel our technology platform. Our Scientific Advisory Board represents a deep bench of expertise to further unlock synergies across data science, plant science, and food science.

We listed our board and SAB members in the appendix of the presentation.

In addition to the right people and expertise, we've worked to understand, build, and access the capabilities that are most critical to each component across the value chain. Through directly owned or controlled assets, tolling agreements, and strategic partnerships, we access the infrastructure and relationships necessary to provide adequate capacity, and influence for our go-to-market strategy.

We believe this approach enables us to ensure the integrity of our products, and the efficient development, commercialization, and scaling of our product offerings. Importantly, it provides more direct and effective relationship with those who will be realizing the benefits of those products such as retailers, consumer packaged goods companies, and consumers, which informs our product development.

Our partnerships with farmers are an essential part of our supply chain. Farmers like Aaron Lee who you heard in the video are leaning into these new market opportunities and interested in optimizing their operation for nutrition per acre, transparency, and profitability.

Later this summer we will announce exciting work we have underway with a coalition of growers who are partnering closely with us in both R&D, and commercial production to bring our shared vision to reality.

Our processing capabilities includes partnerships like we announced earlier this year with Indiana based Rose Acres, a soy processing facility in close radius to our farmer partners, which enables us to minimize cost, and the carbon footprint of transportation.

We also have owned assets such as our Dakota Ingredients subsidiary for yellow pea. We have expanded and upgraded the facility to better serve the pet and human food markets.

Through our elite grower program and integrated production capabilities, the operation can now test premium yellow pea varieties, and supply ingredients that are traceable, and meet certain food grade, kosher, and non-GMO certification standards.

And for our Fresh Business Segment, our infrastructure includes J&J Family of Farms, a Florida based leading national grower, packer, and shipper of field grown vegetables, fruits, and valuated produce on over 11,000 acres of farmland. J&J has longstanding retail, grocer, and food service relationships, as well as farmer relationships that provide feedback, and insight for a product development process.

These relationships and infrastructure capabilities coupled with our R&D CropOS® capabilities allow us to execute a playbook approach that de-risks us in the near-term, and allows us to control our own destiny, yet creates massive scalability in the long run.

In step one here, based on consumer insights, we are entering a market and creating a foundation by establishing an initial channel. In step two, we are moving proprietary products through this channel: Essentially, we are proving the concept and providing initial lift-off scale, but we are doing so in a manner that has reduced adoption risk and doesn't force us to rely on others to prove out our value proposition.

In step two, we are moving proprietary products through that channel and catalyzing the demand side. Once the market for a product is growing, we transition to step three, really, our end state, which is one of partnering, and licensing the product intellectual property into, and across the value chain.

This playbook is a rinse and repeat approach that allows us to consider a commercial model for any number of crops, and ultimately, any end market in the food system. Here is a more concrete representation of where we operate along the value chain and each of these three steps.

In step one, we are in the channel, and we are moving product to customers. The revenue here includes food and ingredients, but not that is differentiated with Benson Hill genetics.

In step two, the fun really begins, and this is where we are now with our soy portfolio. Because at this point, we have used our technology to deploy proprietary seed into the channel. We're linking the interests of both farmers and consumers. On the farmer side, we’re contracting to purchase their harvest, and we're selling products that are differentiated to our customers.

This is the most capital-intensive stage of the playbook, primarily because of the working capital as we carry goods across the chain in order to provide initial lift-off scale, while controlling our own destiny, and not being forced to rely on others.

With our soy ingredients portfolio, now with this step two, we anticipate 50 to 100% year-on-year revenue growth for the foreseeable future. Of course, the highest margins and the most asset light period of this playbook is step three where we are, essentially, just feeding intellectual property into the system.

We anticipate this will come to life in the next three to five years. Just recently, we executed an LOI with a global player, which is partnering with us to move to this model and allow us to get to a much larger scale than we would want or need to realize in step two.

This is a closer look at our two business segments I described earlier. Let me start on the right with the Fresh Business Segment, which is in step one of the play book you saw in the last couple of slides.

While it is early days from a genomics innovation standpoint, we firmly believe that the produce aisle will converge over time with the pharmacy aisle. Because consumers are understanding, more than ever that we are what we eat, and food is health. That's what excites us in this forecasted $1.1 trillion addressable market just in the United States.

Moving to ingredients, as I described earlier this segment is primed for very significant growth. We believe we have the best protein ingredient products for the plant-based movement, and they're going to market at a time where there is a mountain of demand. And markets for these products in both soy and yellow pea are growing at incredible rates.

In addition, this year and next year, we expect to launch multiple proprietary soy ingredient products across protein and oil for the animal feed and oil markets. It's notable that these products are already de-risked from a technology standpoint.

In the medium-term, we will commercialize proprietary products from our yellow pea program through this channel where we see significant opportunities, not just for human plant-based ingredients but also ingredients for the pet food markets into which we already sell as well.

As I mentioned earlier, our integrated approach to the market enables us to consider ESG impact from product discovery and development all the way through commercialization and deployment. That’s a fundamental pillar to our culture at Benson Hill.

Advancing the Food System with Purpose (ESG)– Anthony Kingsley, Director, Impact and ESG, Benson Hill

Good morning, my name is Anthony Kingsley. I’m the Director of Impact, and ESG at Benson Hill. I’ve worked in Sustainability Impact for 15 years across Asia, Europe, and the US. Before joining Benson Hill, I led Prospect Sustainability at US Foods. As you’ve heard throughout presentations today, our current food system is designed to produce calories at scale and does a very good job against that objective. However, there have been tradeoffs, and significant concerns remain about the nutritional quality and the environmental sustainability of those calories.

So, Benson Hill was founded with the purpose to innovate. Taking the lessons that we’ve learned from the commoditization of our food system, and the best practices from the agaricology movement in order to close that gap, delivering great tasting, healthy, and sustainable food choices that are available to everyone.

We describe ourselves as an ESG peer play because it’s part of our value proposition. Our products and services are designed to deliver business value in line with positive environmental and social impacts.

This slide represents key areas where we’ve experienced success. Really progress to date through an ESG lens. We’re very focused on building out our internal processes to formulize our strategy, intentionally embedding ESG in all parts of our organization, as well as monitoring key metrics to validate our progress and verify our claims.

As a rapidly growing company, the sustainability team’s short-term goal is enabling maturity of Benson Hill’s approach to where we have table stakes processes in place, which are lined with stakeholder expectations such as food safety, environmental and emerging technology processes. Pairing those components with our strategic impact of providing ESG outcomes from growers to customers. This really gives us a strong foundation for future growth.

In order to create the foundation of building out our ESG processes, our internal controls, and our formalized commitments, we’re focusing our work into six pillars. On the left-hand side are the table stakes pillars. For example, in the management pillar, are upcoming nominating governance and sustainability committee for the board of directors will provide strategic guidance and will review our strategy periodically. Now the ESG and impact function reports to our Chief of Staff, Natalie DiNicola, who led sustainability at Monsanto. Through her, and with the executive leadership team, the ESG impact function will provide regular updates on our progress.

In the footprint pillar, we are working to establish our enterprise greenhouse gas emission assessments in order to benchmark and measure the success of our innovative sustainability programs. And then in the people pillar, we are very fortunate to have a highly engaged, purpose driven team that is largely motivated by the environmental and social impact we can achieve as an organization. We are focused on engaging external stakeholders, and monitoring material ESG shifts within the industry, as well as internal programs such as our diversity, equity, and inclusion counsel under health and safety systems.

And then on the impact side, where the real fun begins, unlike many traditional companies, Benson Hill’s integrated business model strategy from the farm to the downstream customers, provides us the ability to directly engage with our partners. As opposed to working through multiple tiers of the supply chain. And that improves our capability to collect and verify data from the source. This approach allows us to build critical relationships and together, identify solutions that improve operational effectiveness and environmental impact of our products.

So, let’s take a deeper dive on these three pillars. Benson Hill’s combination of technology and business model enables ESG impact at all stages of the food and agriculture supply chain. By designing proprietary seed innovation with both farmer, processor, and consumer benefits in mind, we’re able to deliver ESG impact at the farm, the food processor, and the food manufacturer levels.

On the farm, we are working to track and align with industry best practices. The conservation and regenerative agriculture principles. We’re building out a sophisticated agronomic data collection process, that is both quantitative and qualitative. Today, for example, on many soybean fields, I can pull up a dashboard to show those growers that have regenerative agricultural practices in action. Such as mineral tillage, cover crops, and soil carbon measurements based on soil sampling. In partnership with our operations and technology teams, these thousands of data points provide the capability to partner with growers, to assess the usage of on farm inputs, or seek novel revenue streams such as setting our growers up with the option to monetize their soil carbon sequestration. We also leverage life cycle assessment methodology, working with eternal organizations to validate our products environmental impact.

So in the middle column of the slide, our preliminary lifecycle analysis results of our ultra-high protein soybeans, which was in partnership with Blonk Consultants, conveys that because our seeds produce higher protein content. We can eliminate processing concentration steps resulting in a product that has a significantly lower carbon footprint and water reduction, when compared to commodity soy protein concentrate. We will continue to leverage our data insights to identify further reduction opportunities, whether it’s on the farm, during processing, or even through transportation to our customers.

Now on the right-hand side of the slide we connect with customers. And earlier in these presentations we expressed how our ultra-high protein soybeans are designed to support market growth for low carbon industries, such as plant-based meats. With line of sight to customers, we can continue to feed those insights back into our R&D processes, identifying product opportunities that meet business needs, while also supporting social and environmental impacts.

To close, we are building out our informational cycle that takes our ESG purpose and makes it a reality. This all starts with data collection across our six pillars from agronomic date through the processors, all the way to consumers as well as our internal processes and our employee engagement. We’re building out benchmarks and key metrics based on industry best practices. Such as application of the greenhouse guest protocol or connecting with leading partners through membership in the cool farm to them, and engagement with the ecosystems services market, the ESMC, which have aligned industry players to provide comparable, consistent, and meaningful metrics that are verifiable. We will take those metrics and frame them to stakeholder groups in a format you are familiar with, such as reporting into the CDP for customers, the SASB framework for investors, or conservation input reports for our grow out partners

So, you can feel confident in three things:

First that we’re implementing appropriate governance managing, ESG at the board and executive leadership team levels, and dedicating key resources within the organization to ensure alignment with our purpose.

Second, that we’re collecting high quality data, feeding it back into our decision-making processes, and shaping those meaningful metrics that are comparable, consistent, and reliable.

And thirdly, we’re engaging our stakeholders with thoughtful purpose. Prioritizing material issues and meaningful reporting that is aligned with key ESG frameworks. We’re very proud of our work and our mission. And we continue to invest in our sustainability strategy and resources.

We have a great team of experts and a culture that will continue to steward ESG across our organization. Thank you.

Inflection Point for Growth – DeAnn Brunts, Chief Financial Officer, Benson Hill

Hi, my name is DeAnn Brunts, I’m the Chief Financial Officer for Benson Hill. I joined Benson Hill first as a Board Member last fall, and as the CFO in January of this year. Compelled by the mission, the vision, the leadership team and well, Matt. I started my career at Price Waterhouse Coopers and was a partner in Audit and M & A when I left to become the CFO of a client, I was helping take public.

While at PWC, I specialized in IPO’s, carve outs, and public consumer products companies. Following PWC, I spent about 20 years as a Senior Executive, often as CFO, in high growth companies. In addition to my role at Benson Hill, I’m a Director, Financial Expert, and Chair of the Audit Committee of B&G Foods, a public branded consumer food company.

Our economic model is driven by our business segments, ingredients, and fresh, and the key to our economic model is the three-steps from foundational operating business, to integrated model, to scale and broad adoption. The fresh business is a stable existing operating business, and over $60 million in annual revenues. Fresh produce is a very large market with growing consumer demand for innovation and represents the potential for a longer-term revenue opportunity, not included in our financial model. We do, however, include R&D Investment around fresh innovation in our expense plan.

In the ingredient segment, we start with the integrated model where we contract with farmers for product growth, process the managed third-party processing of products, and ultimately sell to our end customer, who serves the all-important consumer. These already existing ingredient products deliver approximately 30% to 40% gross margins as commercialization ramps up. What further drives the financial forecast is, as we scale into production partnerships, in this instance, we still contact with farmers and sell to end consumers, but contract with third parties for the processing of products. This is anticipated to accelerate revenue growth and can rapidly expand margins to approximately 50%. Ultimately, we expect to earn revenues through a simple royalty model where we get paid for the intellectual property value of our end products, food ingredients. In this asset like revenue string, we expect to be able to achieve margins over 90%.

Only our existing developed products you’ve seen today drive the revenue and profits in our financial model. The blue bars you see here are the integrated model ingredient revenues and the yellow bars are the combination of partnerships and royalty revenues. The vast majority of this growth is driven from proprietary ultra-high-protein soy products, that are now in the commercialization phase, because our integrated model includes contracting with farmers early in the calendar year for growth of our products for harvest that fall. We have substantial insights into revenues a year forward for our ingredient and fresh segments. For example, we have already contracted for more than the model assumes of our proprietary ingredient acres being planted this year, that will be harvested later this year and deliver our 2022 revenues.

In preparation for the production partnership phase, we have a letter of intent signed with a large ABCD Ag company to pursue a definitive agreement to produce our proprietary products with them. As I mentioned earlier, fresh produce revenues are relatively stable and future innovations are not included in the plan though development is under way. Specifically, the research expense to develop these products, is included in our plan. We anticipate significant margin expansion as we continue commercialization of our UHP for food soybean product.

Given successful field trials in the 2020 crop, we have made the strategic decision to accelerate our commercialization UHP soybeans for human food into our 2021 crop plan. We have contracted for acres and are purposely investing to this end. This intentional acceleration drives a decline in gross margins from 2021 to 2022, due to the need to use high-cost third parties to deliver on certain process steps in the interim until our integrated model is fully built out. To build out our integrated model, we’re working with, and making investment in a small soy processing facility in Indiana. We’re well down this path and include the investments necessary to execute this plan and our capital investment plan for 2021 and 2022.

On the right side of this slide, the gross margin bridge demonstrates the cost savings derived primarily from these capital investments for our products. We expect an approximate 75% decline in cost for UHP soy for food over the next few years. Capital investments are expected to generate a 45% cost reduction first, from investment and white flake equipment at 30%, and then from texturization equipment investment delivering 15% reduction in cost. And finally, we anticipate a 30% cost reduction plan from further protein content improvements, resulting in less product necessary to deliver our UHP for food ingredient.

Here are four KPI’s, and I’ll touch on just a couple. The most important is the upper left ingredient and integrated and partnership royalty revenue as a percent of total revenues metric. This directly corelates with our planned commercialization of products.

The top right metric, total integrated model revenue acres increase to just under $500,000 in 2027 with partnership and royalty acres approaching $1.5 million. While this may seem like a lot of acres, it is a very small fraction of the total available acres in the US. For example, over 80 million acres of soybeans are planted annually in the US.

I’ll just conclude with a few overall points. We believe our plan is conservative because it is based on products already developed, with pricing assumptions well below existing conventional products. We have included the planned Capex to build our integrated business model for ingredients, and for potential partnership investments. Overall, we don’t expect our business to be capital intensive.

As you can see from the bottom of this slide, our ingredients and partnership royalty revenue is expected to triple in two years from 2021 to 2023. As we look forward, by 2027, we expect our revenues to be just under $1.5 billion.

In Conclusion: Building a Modern Food Company – Matt Crisp, Chief Executive Officer, Benson Hill

Let me take a few minutes to conclude our presentation. Our traditional food system is focused on quantity, often at the expense of quality. Benson Hills inclusive approach to the value chain allows us to focus on both, and to link growers with consumer driven food trends. We are positioned well to supply the picks and shovels of the plant-based food revolution, as well as other attractive, consumer driven market trends.

At Benson Hill, we aim to work with the types of partners and customers that innovate in the alternative meat and dairy markets, and those that look to enhance sustainability, nutrition, and to embrace key market trends by cleaning up their labels. We’re focused on driving prod adoption of our proprietary product portfolio across food and feed ingredients principally derived from our ultra-high bean soybeans. We have existing products that have been de-risked, that are commercially viable, and that we’re commercializing using a vertically integrated approach that allows us to meet our customers where they are. We expect our ingredient products derived from our soy and yellow pea pipelines, will derive significant revenue and margin growth in the near and medium term, and will be responsible for a significant portion of our financial performance.

From there, using CropOS® and the same go-to-market playbook, which also provides full transparency and trace ability throughout the supply chain, we will continue to deliver innovation over the long-term in other markets such as fresh produce as well as controlled environment agriculture.

To summarize our investment thesis, we operate in significant and growing addressable markets with a unique and proprietary innovation engine in CropOS®. We are capitalized for growth, we have rapidly growing revenue and are at a commercial inflection, and we are a peer play ESG opportunity.

We appreciate all of your time and engagement today, and we look forward to speaking with you more about the Benson Hill story and our vision to transform the food system.

June 22, 2021 Analyst Meeting

This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Star Peak Corp II (“Star Peak II”) and Benson Hill, Inc. (“Benson Hill”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law in no circumstances will Star Peak II, Benson Hill or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of Star Peak II or Benson Hill has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Benson Hill or the Business Combination. Viewers of this presentation should each make their own evaluation of Benson Hill and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE PERFORMANCE. The recipient of this presentation acknowledges that it is (a) aware that United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing and selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person may purchase or sell such securities and (b) that the recipient will neither use, nor cause any third party to use, this investor presentation or any information contained herein in violation of the Securities Exchange Act of 1934, as amended, including, without limitation, Rule 10b-5 thereunder. Forward-Looking Statements Certain statements in this presentation may be considered "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak II's or Benson Hill's future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and anticipated financial impacts of the proposed business combination between Star Peak II and Benson Hill (the “Business Combination”). In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak II and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the Business Combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak II, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; 3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Star Peak II, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; 5) the ability to meet the New York Stock Exchange's listing standards following the consummation of the Business Combination; 6) the risk that the Business Combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the Business Combination; 7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the Business Combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill's estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Star Peak II's Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the three months ended March 31, 2021, filed with the SEC on March 31, 2021 and May 24, 2021, respectively, in the Registration Statement containing the proxy statement / consent solicitation statement / prospectus relating to the Business Combination, and other documents filed or to be filed with the SEC by Star Peak II. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward- looking statements will be achieved. There may be additional risks that Star Peak II and Benson Hill presently do not know or that Star Peak II and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak II nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law. Disclaimer 2

Use of Projections and Financial Information This presentation contains financial forecasts relating to the anticipated future financial performance of Benson Hill, the proposed acquiror and the combined company. For example, projections of future EBITDA and Adjusted EBITDA and other metrics are forward-looking statements. Such financial forecasts constitute forward-looking information, are for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. Actual results may differ materially from the results contemplated by the financial forecasts contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Non-GAAP Financial Measures This presentation also includes references to financial measures (including on a forward-looking basis) that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”) such as EBITDA and EBITDA margin. Any non-GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, net income, operating income or any other financial measures derived in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation and are subject to significant inherent limitations. The non-GAAP measures presented herein may not be comparable to similar non-GAAP measures presented by other companies. Star Peak II and Benson Hill believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Benson Hill's financial condition and results of operations. Star Peak II and Benson Hill believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Benson Hill's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP numbers due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Disclaimer (Cont’d) 3 Trademarks and Trade Names Star Peak II and Benson Hill own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Star Peak II or Benson Hill, or an endorsement or sponsorship by or of Star Peak II or Benson Hill. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Star Peak II or Benson Hill will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Disclaimer (Cont’d) This presentation provides summary information only and is being delivered solely for informational purposes. The recipient of this presentation acknowledges that: 1. Star Peak II and Benson Hill do not provide legal, tax or accounting advice of any kind. 2. It is not relying on Star Peak II or Benson Hill for legal, tax or accounting advice, and that the recipient should receive separate and qualified legal, tax and accounting advice in connection with any transaction or course of conduct. 3. Nothing contained herein shall be deemed to be a recommendation from Star Peak II or Benson Hill to any party to enter into any transaction or to take any course of action. 4. This presentation is not intended to provide a basis for evaluating any transaction or other matter. 5. None of Star Peak II or Benson Hill shall have any liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with this presentation. Important Information and Where to Find It In connection with the Business Combination, Star Peak II has filed a Registration Statement on Form S-4 (the "Registration Statement") with the SEC, which includes a proxy statement to be distributed to Star Peak II stockholders in connection with Star Peak II's solicitation for proxies for the vote by Star Peak II's stockholders in connection with the Business Combination and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the Business Combination and a prospectus relating to the offer of the securities to be issued to Benson Hill's stockholders in connection with the completion of the Business Combination. After the Registration Statement has been declared effective, Star Peak II will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the Business Combination. Investors, Star Peak II's stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak II's solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination because the proxy statement / consent solicitation statement / prospectus will contain important information about the Business Combination and the parties thereto. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC's website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201. Participants in the Solicitation Star Peak II and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak II's stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak II, which includes the proxy statement / consent solicitation statement / prospectus for the Business Combination. Information regarding the directors and executive officers of Star Peak II is contained in Star Peak II's filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak II, which includes the proxy statement / prospectus / written consent solicitation for the Business Combination. No Offer Or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the proposed Business Combination among Star Peak II and Benson Hill or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement / consent solicitation statement / prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. 4

Risk Factors 5 Investing in the business combination involves a high degree of risk. Below is a summary of certain risk factors that make an investment in the proxy solicitation/consent solicitation statement/proxy statement speculative or risk. This summary is not comprehensive. Additional discussion of the risks and uncertainties summarized in this risk factor summary, and other risks and uncertainties related to Benson Hill and the business combination, are included under the heading “Risk Factors” contained in the proxy statement/consent solicitation statement/prospectus related to the business combination. • Benson Hill has a limited operating history, which makes it difficult to evaluate its current business and prospects and may increase the risk of investment. • Benson Hill faces significant competition and many of its competitors have substantially greater financial, technical and other resources than Benson Hill does. • Benson Hill’s business activities are currently conducted at a limited number of locations, which makes us susceptible to damage or business disruptions caused by natural disasters or acts of vandalism. • To compete effectively, Benson Hill must introduce new products that achieve market acceptance. • Any collaboration arrangements that Benson Hill may enter in the future may not be successful, which could adversely affect Benson Hill’s ability to develop and commercialize its product candidates. • If Benson Hill’s early testing of pipeline products is unsuccessful, it may be unable to complete the development of product candidates on a timely basis or at all. • The successful commercialization of Benson Hill’s products depends on its ability to produce high- quality products cost-effectively on a large scale and to accurately forecast demand for its products, and Benson Hill may be unable to do so. • If Benson Hill fails to manage future growth effectively, its business could be materially adversely affected. • The successful commercialization of Benson Hill’s products may face challenges from public perceptions of gene-edited products and ethical, legal, environmental, health and social concerns. • If Benson Hill’s products become adulterated, misbranded, or mislabeled, it might need to recall those items and may experience product liability claims if consumers or animals are injured. • Products that Benson Hill develops, and food containing its products, may fail to meet standards established by third-party non-GMO verification organizations, which could reduce the value of Benson Hill’s products to customers. • If we are sued for defective products and if such lawsuits were determined adversely, we could be subject to substantial damages, for which insurance coverage is not available. • Benson Hill has identified a material weakness in its internal control over financial reporting. If Benson Hill is unable to remediate the material weakness, or if Benson Hill identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements or restatements of Benson Hill’s consolidated financial statements or cause Benson Hill to fail to meet its periodic reporting obligations. • Benson Hill may need to raise additional funding to achieve its goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate product development efforts or other operations. • Benson Hill depends on key management personnel and attracting, training and retaining other qualified personnel, and its business could be harmed if Benson Hill loses key management personnel or cannot attract, train and retain other qualified personnel. • Benson Hill’s management has limited experience in operating a public company. • Benson Hill will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives. • Benson Hill relies on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm its ability to effectively operate its business. • The estimates and assumptions on which Benson Hill’s financial projections are based may prove to be inaccurate, which may cause Benson Hill’s actual results to materially differ from such projections, and which may adversely affect Benson Hill’s future profitability, cash flows and the market price of Benson Hill’s common stock. • Future acquisitions or investments could disrupt Benson Hill’s business and harm its financial condition. • Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on Benson Hill’s business. • the commercialization of its products, which may have an adverse effect on Benson Hill’s results of operations and financial condition. • Benson Hill relies upon information technology systems and any inadequacy, failure, interruption, or security breaches of those systems may harm its ability to effectively operate its business. • Benson Hill depends on key management personnel and attracting, training and retaining other qualified personnel. • Benson Hill management has limited experience operating a public company.

6 Opening - Evolution Video • This video will run in its entirety (approx 5min)

BENSON HILL 7

Star Peak II has Identified Benson Hill as the Leading Food Technology Platform Driving the Plant-Based Revolution

The Business

- Consumer-centric approach driving crop innovation to improve food by unlocking the natural genetic diversity of plants
- Leading platform that integrates data science with plant genomics and food science
- Near term focus on supplying plant-based ingredients

Offering Size

- Star Peak Corp. II (NYSE: STPC) is a special purpose acquisition company with ~$403 million of cash in trust
- PIPE size of $225 million

Valuation

- Pro forma enterprise value of ~$1.35 billion
- Attractively valued entry multiple

Capital Structure

- Benson Hill shareholders rolling 100% of their equity
- ~$625 million gross proceeds (assuming no redemptions) retained to fully finance forecasted growth

Benson Hill Investors Include

G/ Alphabet
WHEATSHEAF
LDC. Louis Dreyfus Company Louis Dreyfus
s2g ventures
Prelude VENTURES
BUNGE
LEWIS & CLARK VENTURES
CDPQ
emart

Leadership

BENSON HILL



Matt Crisp
President & CEO



DeAnn Brunts
CFO



Jason Bull
CTO



Natalie DiNicola,
Chief of Staff



Adam Javan
Chief Strategy Officer



Anthony Kingsley
Director, Impact & ESG

STAR PEAK



Mike C. Morgan
Chairman



Eric Scheyer
CEO

Source: Benson Hill and Star Peak. Gross proceeds include Star Peak II cash in trust and common stock PIPE at 10.00 per share .

Star Peak’s Extensive Due Diligence Process Validates Benson Hill as an Exceptional Investment Opportunity Due Diligence Summary Full Scope Diligence and Market Landscape Global Plant Protein Market and Facility Diligence Technology Infrastructure for CropOS ® Environmental, Legal & Corporate ◼ Diligence process included review by leading industry advisors and consultants ◼ Star Peak conducted interviews with numerous customers and partners, validating Benson Hill’s market leading position ◼ Star Peak engaged on an exclusive basis to complete a detailed due diligence process ◼ Star Peak conducted onsite due diligence at Benson Hill’s St. Louis headquarters and a soybean crush facility in southern Indiana Former Agricultural Industry Executives Separate Calls with Customers, Partners and Board Members 16 Source: Star Peak. 8

HUMAN HEALTH IMPACT ENVIRONMENTAL IMPACT CONSUMERS WANT CHANGE 1.7tn Amount Americans spend annually on food(1) Annual economic cost of diet-related illness in America (2) 27 of total GHG emissions are caused by agriculture(3) 8 of GHG emissions caused by cattle and dairy, equivalent to U.S. emissions(3) GtCO2e $ 1.7tn $ % Current Food System Must Evolve to Improve Human Health and the Planet Created b Ahmad from the oun Pro ect Created b hree Six ive from the oun Pro ect (1) USDA. (2) Milken Institute. (3) McKinsey. (4) BEUC (European Consumer Organisation). (5) Nielsen. 67 of consumers are open to changing their eating habits that harm the environment(4) % 39 of Americans actively trying to incorporate more plant based foods into diet(5) % 9 +

Unlocking the Full Potential of the Plant-Based Revolution Requires… …A Better Seed… …and an Integrated Solution Breeder & Seed Producer Farmer Processor / Wholesale Supplier Food/Beverage Company Food Service Retail Consumer Benson Hill’s model spans the value chain, linking consumer trends back to the seed, the foundation of the food system Seed innovation enables more healthy, sustainable, great tasting food and ingredient options Source: Benson Hill. 10 Created b hree Six ive from the oun Pro ect

An Innovative Food Technology Company 11

BENSON HILL 12

Building a Modern Food Company with a Consumer-Centric Approach Across the Food System

2012
Founded

200+
Granted and pending patents

Headquarters: St. Louis, MO


BENSON HILL



$102mm[1]
Revenue in 2020

~46%[1]
Projected Revenue CAGR from 2020 to 2027

An Integrated Approach to Innovation


Data Science
Data Analytics & AI / ML
Plant Science
Cutting-Edge Plant Genomics
Food Science
Consumer-Centric Approach

CropOS®: Proprietary Technology Platform

325+
Total Employees

120+
With advanced degrees



Source: Benson Hill.
(1) Excludes revenue from a business divested in 2020.

BENSON HILL
13

A Food Technology Leader Supplying the 'Picks and Shovels' of the Plant-Based Revolution

Significant and Growing Addressable Market

- **$140bn** near-term TAM opportunity in plant-based meat segment[1]
- **~70%** increase in global demand for food expected by 2050[2]
- **$5tn** opportunity[3] across the full AgriFood industry via CropOS® platform

Unique and Proprietary Innovation Engine: CropOS®

- Unmatched data library
- Predictive design capabilities
- Increases speed to market
- Ability to reduce initial development costs by up to **90%**

Capitalized for Growth

- **~$625mm** gross proceeds ready to deploy to capitalize on market opportunity[4]
- Transaction fully finances forecasted growth plan

Rapidly Growing Revenue at Commercial Inflection

- **$102mm** of revenue in 2020[5]
- **~46%** projected revenue CAGR from 2020 to 2027, driven primarily by growth in existing products[5]
- **~48%** anticipated gross margin by 2027

Benson Hill is a pure play ESG investment opportunity


13 CLIMATE ACTION
3 GOOD HEALTH AND WELL-BEING
2 ZERO HUNGER
6 CLEAN WATER AND SANITATION
14 LIFE BELOW WATER
15 LIFE ON LAND
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
8 DECENT WORK AND ECONOMIC GROWTH
SUSTAINABLE DEVELOPMENT GOALS

Source: Benson Hill. (1) Market calculation through 2029, Barclay's Global Food Report, 'I Can't Believe It's Not Meat' (2019). (2) FAO. (3) McKinsey. (4) Gross proceeds are comprised of Star Peak II $403 million of cash in trust, assuming no redemptions, and an oversubscribed and upsized $225 million common stock PIPE at 10.00 per share. (5) Excludes revenue from a business divested in 2020.

BENSON HILL
14

Our Robust Pipeline of Products
Targeting Large and Rapidly Expanding Markets

	Product	Description	Value Proposition	Producing/ Commercial[1]	Market
Plant-Based Foods	Human Food Protein Ingredient [2]	Textured plant protein	Low cost, sustainable	2021/2022	Plant-Based Foods
Plant-Based Foods	Next-Generation Protein Ingredient Product	Textured plant protein (80%+ protein)	Low cost, sustainable	Medium Term	Plant-Based Foods
Plant-Based Foods	Premium Yellow Pea Protein Concentrate	Great tasting, high protein yellow pea	Cleaner label, sustainable	Medium Term	Plant-Based Foods
Animal Feed	BrightDay™	High protein soy meal	Low in anti-nutrients	2021/2022	Animal Feed
Animal Feed	BrightDay™	Soy Protein Concentrate substitute	Low cost, sustainable	2021/2022	Animal Feed
Vegetables/ Vegetable Oil	veri BRAND COOKING OIL	High heat soy cooking oil	Rich with heart-healthy omega-9 fatty acids[3]	2020/2021	Cooking Oil
Vegetables/ Vegetable Oil	Vegetable Oil Product	Sustainable vegetable oil with healthy fats	Healthy fats for multiple markets	Medium Term	Confectionary and Plant-Based Foods
Vegetables/ Vegetable Oil	Healthy Vegetables	Various fresh vegetables	Flavorful, nutrient dense, extended shelf life	Longer Term	Whole Vegetables

Target Customer Base

Kellogg's, Conagra, Burger King, Frito Lay, Shake Shack, Publix, Mondelēz International, Pringles, Trader Joe's, Impossible, Before the Butcher, Sweet Earth, Beyond Meat, gardein, Lightlife, Nestlé, pure Farmland, simple truth, Tyson, Kroger, Perdue, MOWI, nutreco

Source: Benson Hill. (1) Commercial equals first full year of sales. (2) For human food derived from Ultra High Protein™ soybeans (3) Supportive but not conclusive scientific evidence suggests that daily consumption of about 1½ tablespoons (20 grams) of oils containing high levels of oleic acid, when replaced for fats and oils higher in saturated fat, may reduce the risk of coronary heart disease. To achieve this possible benefit, oleic acid-containing oils should not increase the total number of calories you eat in a day. One serving of high oleic soybean oil provides 10 grams of oleic acid (which is 11 grams of monounsaturated fatty acid).

15 Recent Highlights and Upcoming Milestones Recent Successes ✓Ultra-High Protein commercial launch accelerated to 2021/2022 ✓5 MOUs with top global AgriFood companies ✓Strategic collaboration to expand soybean production and grower relationships ✓Added industry-leading experience to Board of Directors and hired public-company ready CFO ✓Expanded Scientific Advisory Board ✓Met / exceeded 2020 budgeted revenue and EBITDA Expected Near-Term Milestones ✓Contracting at / above targeted 2021 acreage, providing visibility into 2022 revenue ✓Commercial launch of Human Food Protein Ingredient(2) ✓Introduction of premium soy meal brands for animal feed markets ✓Launch of Crop Accelerator ✓Expansion of integrated business model ✓Complete new product LCAs(1) Source: Benson Hill. (1) Life Cycle Analysis. (2) For human food derived from Benson Hill’s Ultra High Protein™ soybeans 15

Positioned to Capitalize on Massive Growth Opportunity Gross Proceeds Available for Growth Working Capital and Supply Chain Extend leadership position and commercial scale in plant-based ingredients ~$625mm(1) Debt on Balance Sheet $0(1) Geographic Expansion Expansion into rapidly growing international markets with new and existing partners CropOS® and Product Development Utilize platform to expand portfolio and invest in additional proprietary data Acquisitions and Joint Ventures Build synergistic channels and partnerships to accelerate growth and profitability Balance Sheet Strength Provides flexibility to attack large and growing markets 16 Source: Benson Hill.(1) Gross proceeds are comprised of Star Peak II $403 million of cash in trust, assuming no redemptions, and an oversubscribed and upsized $225 million common stock PIPE at 10.00 per share. Proforma for transaction

17 QUALITY HAS BEEN SACRIFICED Technology Required to Meet Evolving Consumer Demands …but 4% reduction in protein content(2) 60% yield increase…(1) CONSUMER DEMAND FUELING MASSIVE MARKET OPPORTUNITY >50% Consumers willing to reduce meat intake(4) >50% CPG category growth driven by sustainably marketed products(3) >6x Growth of clean-label products vs. conventional(6) 2x global protein consumption by 2050(5) TECHNOLOGICAL INNOVATION ELIMINATES THE NEED TO COMPROMISE ON QUALITY TECHNOLOGICAL CONVERGENCE Gene Editing Machine Learning Sequencing Cloud Computing This reduction in protein content is the equivalent of $60bn+ in plant-based retail value(7) Over the last 30 years... Source: Benson Hill. (1) USDA. (2) US Soybean Quality Report. (3) Food Navigator. (4) Yale Climate Change and the American Diet. (5) The Soneca Dialogue. (6) Statista. (7) Internal estimates based on third party reports. 17 Created b Ahmad from the oun Pro ect

Existing Food System Not Equipped to Meet Evolving Consumer Demands Breeder & Seed Producer Farmer Processor/ Wholesale Supplier Food/Beverage Company Consumer Source: Benson Hill. Created b hree Six ive from the oun Pro ect 18

We Enable“Better from the Beginning” Through an Integrated Model To Create a More Responsive, Healthy Food System Breeder & Seed Producer Farmer Processor/ Wholesale Supplier Food/ Beverage Company Consumer • Acreage • Grower relationships • Data library • Simulation • Crop genetics • Removal of steps • Processing capabilities • Responding to customer needs Created b hree Six ive from the oun Pro ect 19 Source: Benson Hill.

How We Provide Value to the Supply Chain & Consumers Benson ill’s echnolog Leverages Seeds’ Genetic Diversit to: • Increase Protein Content • Enhance Flavor Profile • Reduce Agricultural Resource Intensity • Reduce Processing Steps and Costs • Result in Simpler Ingredient Mix • Unlock Genetic Diversity Potential Benefits to Brands and Consumers: • Fewer Additives • Less Processing • More Sustainable • More Affordable • Better Nutrient Quality • Fully Traceable PLANT- BASED BURGER Source: Benson Hill. 20

CropOS® Food Innovation Engine 21

Introduction to CropOS® Food Innovation Engine Driven by a Robust, Proprietary and Ever-Expanding Data Library Benson Hill has the ability to shorten product development timeline and decrease development costs Source: Benson Hill. 22 • Genomics • Artificial intelligence / machine learning • Computational pipeline simulation Technology Platform 1. DESIGN • Predictive plant breeding • CRISPR genome editing • Automation and robotics Crop Prototyping 2. BUILD • Food science & formulation • Agronomy & environmental optimization • Product placement & optimization Product Development 3. TEST

Employs Diverse Approaches to Optimize Product Development Source: Benson Hill. 23 Multiple genomic approaches available to fit different targets and markets Predictive Breeding Genome Editing GMO/Transgenic Method Leverages AI/ML and natural variation in plants Two parent plants are crossed to create new varieties Leverages AI/ML and natural variation in plants CRISPR and plant’s natural repair machinery create precise changes in DNA Draws on diversity not present in plant’s genome Introduces foreign DNA Development Risk Timeline Cost Benson ill’s Application Primary method employed in every instance of new product development All current proprietary products are non-GMO Project Verified Used in proof-of-concept stage to explore gene function Used in some product development to restore plant’s natural genetic diversity For select markets, GMO traits which are already deregulated and in-market may be stacked with Benson Hill quality traits

20 Of high-performance soy breeding data Years 120k+ Unique genomes across 27 species 6.5bn+ Environmental observations 312bn SNP variants and 474mm SNP Loci CropOS® Combines Data Across Multiple Domains to Enable Simulation Predictive and Prescriptive AI/ML Enables exploration and optimization Pipeline Design Billions of virtual seeds in millions of pipelines Breeding Targets Genomic selection with prescriptive parents Gene Editing Targets Predicting gene targets and guide optimization Crop Performance Simulating optimal environmental conditions Food & Ingredient Performance Simulating food & ingredient design Data Library Source: Benson Hill. 24 DIFFERENTIATING DATA LIBRARY DOUBLES IN SIZE EACH YEAR

PROPRIETARY APPLICATIONS DATA FUSION DATA ANALYTICS • Genomics • Environmental • Phenotypic Proprietary Data- Fused to Enable AI / ML • Simulation Platform for millions of genomes • AI-driven predictive product development platform including: Prediction Engine • Breeding • Genome editing • Product optimization Design CropOS® Data Creates Actionable Insights for Plant Breeding, Genome Editing, and Product Optimization >18 million gene expression measurements covering 560 tissues and timepoints across 5 crops Global genetic diversity mapped to >5,800 unique, sequenced proprietary germplasm Gene hit rate of 13-60% Source: Benson Hill. 25

BENSON HILL

26

Proprietary Gene Editing and Speed Breeding Enable Rapid Prototyping


Build

BENSON HILL HAS DISCOVERED AND VALIDATED A LARGE PROPRIETARY PORTFOLIO OF CRISPR NUCLEASES



CRISPR Nuclease scans genome for target site and makes a precise cut in DNA

DNA reattaches at target site with intended edit, leveraging native genetic code

Crop Accelerator

- 47,000 sq ft facility with 20,000 sq ft of dynamically adaptive Conviron growth chambers
- Precise environmental control 365 days / year
- World-leading high-throughput phenotyping and automation capabilities

Target to increase annual crop cycles by more than 2x compared to traditional cropping methods

Source: Benson Hill. Note: Crop Accelerator scheduled to be operational by the end of 2021.

Test RESULTS IDENTIFY FIELDS WITH PROTEIN LIFT CropOS® fuses important information from drone and satellite imagery, farmer- contributed data, agronomist sampling and batch sampling at processing plant 110 Research Sites 268 Production Sites Environmental and Genetic Models Optimize Field-Specific Product Outcomes ROBUST PRODUCTION AND RESEARCH FOOTPRINT 50k Lines Assessed Per Year Across 70 Growing Environments Research Production Source: Benson Hill. 27

Past Investments Provide a Competitive Lead in Plant Innovation The commodity food system can take approximately 6-10 years to improve crops with quality attributes and requires: 1 Genetic synergy to create the right germplasm 2 Technology synergy for reliable data to enable breeding 3 Breeding at scale to bring new crops to market 4 Different seed business model for quality traits beyond farm gate Intellectual Property Protection in Three Fundamental Areas Variety Protection Gene Trait Enabling Technology and Method 81 granted or pending patents 30 granted or pending patents 76 granted or pending patents 28

Plant Science Cutting-Edge Plant Genomics Food Science Consumer-Centric Approach Data Science Data Analytics & AI / ML It’s More han a Job – It’s a Mission Unlocking the natural genetic diversity of plants is an untapped resource to improve the food system Innovation occurs at the boundaries of intersecting disciplines and skills 29 Headquartered in St. Louis with access to 50% of US agriculture production within 500 miles Source: Benson Hill Source: St. Louis Agribusiness Club

Case Studies and Innovative Go-to-Market Strategy 30

0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 Soy Protein Concentrate (million tons) DEMAND FOR PLANT-BASED PROTEIN IS GROWING RAPIDLY… …BUT CAN’T BE SATISFIED USING CURRENT TECHNOLOGY(3) Value of meat substitute market expected to reach $140bn by 2029 (vs. $14bn today), growing at a ~26% CAGR(2) Demand for Plant-Based Protein Cannot be Met by Existing Food System Soy Protein Concentrate Supply Today (2020) Total Implied Soy Protein Concentrate Capacity Required to Satisfy 10% of Global Meat Demand ~80x expansion of soy protein concentrate supply required to satisfy expected growth in demand(3) ~$5tn AgriFood Market(1) Soy Protein Concentrate is the #1 protein source used in plant-based meats(4) Source: Benson Hill. (1) McKinsey. (2) Barclay’s Global Food Report, ‘I Can’t Believe It’s Not Meat’ (2019). (3) Internal calculations based on third party reports. (4) Based on protein ingredient used in burger of top 13 global plant-based meat brands. 31

1. Case Study: Ultra High Protein (UHP) Soybean Ingredient ~6-8 Year Head Start ROBUST PRODUCTION AND RESEARCH FOOTPRINT UHP opportunity identified through big data fusion and CropOS® : Phenotypic, Soil Health, Microbiome 2. CropOS® evaluated 970 data layers, across 20 years of climate data, and in >1.4M fields, to identify the best environments for protein production 3. Enriched Protein Content Eliminates Processing Step Soybean (~36% protein content) Soybean Meal (~47% protein content) Soy Protein Concentrate (~65% protein content) Soybean (~49% protein content) UHP (~65% protein content) Current Industry Practice Benson Hill Enabled ~4.7T Liters Water saved annually(2) ~173 MMTCO2e offset annually(2) CropOS® Accelerated Creation of UHP Varieties UHP offers an unconstrained protein ingredient supply for plant- based meat, with the potential to unlock by 2029 an additional... 32 (Planting in 2021) Benson Hill’s proprietary soybean delivers significantly higher protein content compared to industry standard commodity soybeans Source: Internal estimates based on Benson Hill LCA on UHP Soybean, Impossible Foods LCA, and Barclay’s Global Food Report, ‘I Can’t Believe It’s Not Meat’ (2019). (1) Compared to conventional soy protein concentrate. (2) Estimated impact of UHP enabling achievement of forecasted demand for plant-based meats, compared to beef. >50% Reduction in Production Cost(1) Human Food Protein Ingredient(3) (3) For human food derived from Benson Hill’s Ultra High Protein™ soybeans

BENSON HILL 33

Case Study: Yellow Pea (In Development, Medium Term)

~2-3 Year Head Start

Using CropOS® platform to accelerate innovation in Yellow Pea

1.
Genomic data used to understand and optimize diversity of parents and crosses

2.
Proprietary data and models identify flavor genes "like a needle in a haystack"

3.
Speed breeding has the potential to shorten product development; high protein outliers selected for advancement

Yellow Pea is the Fastest Growing Protein Source for Plant-Based Meats[1]


40%
23%
Seed Protein (%)
Our Program Today
✓ PPI Replacement

	Commodity Genetics		Benson Hill Genetics
	Pea Protein Concentrate (PPC)	Pea Protein Isolate (PPI)	Benson Hill Pea Protein Concentrate
Protein Content	~50-52%	~85%	~61-65%[2]
Affordability	✓✓✓	✓	✓✓✓
Sustainability	✓✓✓	✗	✓✓✓
Flavor	✓	✓✓✓	✓✓✓
Market Fit for Plant-Based Meats	✗	✓✓✓	✓✓✓

Source: Benson Hill. (1) Context analysis and estimates. (2) Projected.

We Enable “Better from the Beginning” hrough an Integrated Model To Create a More Responsive, Healthy Food System Breeder & Seed Producer Farmer Processor/ Wholesale Supplier Food/ Beverage Company Consumer • Acreage • Grower relationships • Data library • Simulation • Crop genetics • Removal of steps • Processing capabilities • Responding to customer needs Created b hree Six ive from the oun Pro ect 34 Source: Benson Hill.

Built Organizational Infrastructure and Leadership Team for Future Scale Source: Benson Hill. 35 • Top-tier talent from across the value chain with 350+ years of AgriFood experience • Business Unit infrastructure to capitalize on go-to- market plans • Independent Board Member experience and leadership • Scientific Advisory Board (SAB)

Accessing the Most Critical Elements Across The Value Chain Source: Benson Hill. 36 The right people, relationships and infrastructure are enabling an integrated model for efficient execution and commercialization Farmer Established and new grower relationships built on attractive market opportunities and optimizing farm operations Food Company/ Retailer Established food company and retail (primarily grocer) relationships provide pool of early- adopters of tech-enabled/next-generation products, advanced customer and consumer insights and innovative product stickiness Consumer Processor/ Wholesale Supplier Strategic partnerships and company owned-assets help deliver and catalyze demand for innovative food, feed and ingredient products Created b hree Six ive from the oun Pro ect Central to Benson Hill’s strategy – meeting consumer demand through seeds made better from the beginning

Our Pla book for Growth Accelerates Commercialization… • Market entry • Build relationships across the value chain • Low capital investment Step 1 Create the Foundation • Prove product concept • Ensure traceability • Capital investment and strategic partnerships Step 2 Integrated Route to Market • Maximize benefit of proprietary products on broad acre opportunity through partnerships/licensing approach • Scale outside proving ground acreage • Greatest capital efficiency Step 3 Broad Adoption Proprietary Innovation Engine and Unique Business Model Can be Replicated to Drive Growth Mature End State Source: Benson Hill. 37

…And Drives Accelerated Growth While Mitigating Scale-up Risk Step 1 Create the Foundation Step 2 Integrated Route to Market Step 3 Broad Adoption Value-add service Product sold to customer Purchase of product prior to value-add Provide seed and purchase agreement to farmer, sell final product Product(s) sold to customer Purchase from farmers plus processing costs Provide the seed, keep portion of upside to commodity products Net % of product upside De minimis Description Revenue Source COGS Seed Breeder/ Seed Producer Farmer Processor/ Wholesale Supplier Food/Beverage Company and Food Service/Retail Commercial Model Value Chain Position Capital Intensity Low Medium Lowest (Greatest capital efficiency) Source: Benson Hill. (1) Benson Hill Partnership model. 38 (1) (1)

BENSON HILL 39

Our Business Today

	BENSON HILL INGREDIENTS		BENSON HILL FRESH
Description	• Ingredients provider to fast growing end markets • 10+ year grower relationships • Human food grade, including non-GMO & Kosher certified options, and animal feed • ~150,000 acres in 2021 (providing revenue visibility into 2022)		• Fresh vegetable grower-packer-shipper • Long-standing retail / grocer and food service relationships • Established grower network and grower operations that are owned and controlled
Products (Proprietary Pipeline*)	• **Soybean meal*** • **Soy white flake*** • **Soy oil***	• Pea protein concentrate • Split peas • Pea flour and fiber	• Cucumbers • Sweet peppers • Squash • Other fresh vegetables
End-Markets	Plant-Based Foods, Cooking Oil, Animal Feed, Pet and Aquaculture		Fresh Fruits and Vegetables
TAM	~$170bn(1)		~$1.1tn(2)
Current Customers	Simmons, Royal Canin, Bunge, Nestlé Purina, Blue, Stratas Foods, Wilbur-Ellis		Kroger, Publix, Sysco, Loblaws, US Foods

Source: Benson Hill. (1) Internal market calculations through 2029, based on third-party market reports by Barclay's, TechNavio, Allied Market Research and 360 Market Reports. (2) US Market projection by 2025. Grand View Research, Inc.

Advancing the Food System with Purpose (Environmental, Social and Governance) 40

41 ESG is Embedded in Product Impact, Culture and Long-term Value Source: Benson Hill. Benson Hill believes in impacting our community and our environment in a positive manner, advancing our food system with the purpose of enriching the lives of producers and consumers through a strong connection to our stakeholders Environmental Sustainability Human Capital & Social Development Good Governance • R&D pipeline innovating for climate resilience • Accelerating growth of plant-based meat industry • Potential lower carbon and water use at processing, with our seeds • Unique vertical integration allows us to better identify and implement regenerative agriculture opportunities • Products that advance nutrition and accessibility • Enterprise-wide health & safety • Workforce Diversity, Equity and Inclusion council • Employee talent development and engagement programs • Implementing critical best practices for corporate governance • Board ESG oversight via upcoming Governance, Nominating and Sustainability Committee • Risk management framework and key policies in place • Dedicated Head of Sustainability & ESG to drive strategy company-wide

Internal Strategic Framework Creates Focus and Prioritizes Critical ESG Issues within Key Functions 42 Source: Benson Hill. Strategic Impact Table Stakes Products Processors Farm People Footprint Management

BENSON HILL 43

Unlocking Sustainability Benefits at Each Step of the Value Chain

On-Farm Impacts	Processing Impacts	Product Impacts
• Optimizing resource use and soil health • Increasing farm profitability • Providing more climate resilient and nutritious seeds	• Displacing energy and water intensive processing steps • Minimizing transport costs & emissions	• Improving quality and affordability of plant-based meat options • Simplifying ingredient list • Improving digestibility in animal agriculture feeds

Benson Hill's products and integrated model are expected to contribute to food system sustainability

• Connecting farmers with consumers enables revenue potential and social good through ecosystem service markets • **~1 ton of soil carbon per acre** sequestration potential using regenerative agriculture/conservation practices(1)	• Reducing protein ingredient processing and cost: • **~50% reduction of CO_2e**(2) • **~70% reduction of water**(2)	• Alleviating supply chain constraints enables plant-based protein to scale • Plant-based meats allow for >**80% water savings and >80% CO_2e offset** vs. beef(3) • **Affordability and accessibility** of plant-based protein products for consumers

Source: Benson Hill. (1) Project Drawdown, Hawken. (2) Per kg of protein. Internal estimated impact of using de-fatted soybean from Ultra-High Protein (UHP) soybeans compared to conventional soy protein concentrate, based on Benson Hill LCA on UHP Soybean (2021). (3) Impossible Foods LCA.

Building Internal Processes to Collect and Validate Material ESG Data to Inform Strategic Decision Making and Stakeholder Reporting Source: Benson Hill. 44 Our business strategy aligns with ESG outcomes Robust Data Collection Comparative Metrics Aligned with Industry Frameworks Reporting Tools for Stakeholders • Agronomic & Processing Data • Human Capital • Cool Farm Tool Partnership • GHG Assessments • Investors • Customers • Growers

Inflection Point for Growth 45

Introduction to Benson ill’s Economic Model Production Partnership and Royalties • Providing proprietary products to market participants in exchange for revenue share or royalty • Asset light approach with high margins and strong free cash flow conversion • End state economic model for highly penetrated products ~50% Gross Margins (Partnerships) Fresh Segment High Teens Gross Margins Steady single digit revenue growth • Integrated grower of fresh vegetables, delivering product to high quality customer base • Developing proprietary products for longer term growth (upside to forecast model) • Stable economics, lower expected growth than other segments >90% Gross Margins (Royalties) Ingredients Segment ~30-40% Gross Margins As commercialization ramps • Significant near-term growth driven by existing proprietary products and robust pipeline • Two-sided business model driven by economic agreements with growers and end customers • Facilitates rapid market penetration of proprietary products • Strong margins and cash flow from product investment and scaling Evolution as We Scale Source: Benson Hill. 46

$ 56 $ 64 $ 66 $ 68 $ 71 $ 74 $ 77 $ 80 $ 41 $ 60 $ 91 $ 146 $ 195 $ 313 $ 422 $ 666 $ 6 $ 4 $ 5 $ 36 $ 83 $ 174 $ 363 $ 726 $ 102 $ 127 $ 161 $ 251 $ 348 $ 561 $ 862 $ 1,472 2020A 2021E 2022E 2023E 2024E 2025E 2026E 2027E Fresh Ingredients Partnerships/Royalties Robust Growth Driven by Existing Products ~100% CAGR ~49% CAGR ~5% CAGR Revenues by Segment ($mm) Partnerships/Royalties Ingredients Fresh Fresh Ingredients Partnerships/Royalties Source: Benson Hill. (1) Excludes contribution from a business divested in 2020. 47 (1)

12% 9% 1% 13% 21% 38% 43% 48% 2020A 2021E 2022E 2023E 2024E 2025E 2026E 2027E $12 $12 $2 $32 $74 $212 $372 $703 2020A 2021E 2022E 2023E 2024E 2025E 2026E 2027E Fresh Ingredients Partnerships/Royalties 30% 15% 30% 100% 25% 2022 UHP Cost ($/st) White Flake Capital Investment Texturization Capital Investment Protein Content Improvements 2025 UHP Cost as % of 2022 ($/st) FRESH Expect Significant Gross Margin Expansion Over Time Gross Profit by Segment ($mm) Blended Gross Margin % UHP Costs ($/st) (Indexed) (30%) (15%) (30%) YE ‘22 YE ‘24 ’22 -’24 Source: Benson Hill. (1) Excludes contribution from a business divested in 2020. Fresh Ingredients Partnerships/Royalties Ingredients and Partnerships/Royalties drive gross profit growth Investment in UHP over next three years enhances gross margin expansion Investment in integrated approach and continued innovation allow for greater control of production costs 48 (1) (1)

Ingredients and Partnerships/Royalties Key Performance Indicators Percentage of Total Revenue Ingredients Partnerships/Royalties Revenue per Acre ($) Acreage Gross Profit per Acre ($) Source: Benson Hill. (1) Excludes contribution from a business divested in 2020. 49 (1) 101,740 205,868 410,818 795,023 1,446,975 225,433 283,456 336,901 433,000 473,000 2023E 2024E 2025E 2026E 2027E $ 742 $ 863 $ 1,105 $ 1,253 $ 1,538 $ 724 $ 812 $ 843 $ 884 $ 914 2023E 2024E 2025E 2026E 2027E $ 39 $ 129 $ 358 $ 462 $ 661 $ 245 $ 315 $ 474 $ 494 $ 506 2023E 2024E 2025E 2026E 2027E 45% 50% 59% 73% 80% 87% 91% 95% 2020A 2021E 2022E 2023E 2024E 2025E 2026E 2027E

($mm) 2020A 2021E 2022E 2023E 2024E 2025E 2026E 2027E Revenue $ 102 $ 127 $ 161 $ 251 $ 348 $ 561 $ 862 $ 1,472 YoY Growth 24% 27% 55% 39% 61% 54% 71 % Gross Profit $ 12 $ 12 $ 2 $ 32 $ 74 $ 212 $ 372 $ 703 Gross Margin 12% 9% 1% 13% 21% 38% 43% 48 % Research Expenses NA $ 20 $ 22 $ 23 $ 25 $ 26 $ 30 $ 32 Development Expenses NA 19 22 23 25 26 30 32 G&A Expenses 25 28 30 34 38 43 48 53 Other Operating Expenses 17 32 37 41 45 49 55 60 EBITDA ($51) ($73) ($87) ($64) ($33) $96 $239 $556 EBITDA Margin NM NM NM NM NM 17% 28% 38 % Capex $ 10 $ 60 $ 41 $ 26 $ 5 $ 15 $ 5 $ 5 Memo: Acreage 120,000 150,975 247,094 327,172 489,324 747,719 1,228,023 1,919,975 YoY Growth 26% 64% 32% 50% 53% 64% 56 % Ingredients and Partnerships/Royalties Revenue $ 46 $ 63 $ 96 $ 182 $ 277 $ 487 $ 785 $ 1,392 YoY Growth 36% 52% 91% 52% 76% 61% 77% % of Total Revenue 45 50 59 73 80 87 91 95 Delivering Growth with Rapidly Expanding Margins (2) (2) Source: Benson Hill. (1) Excludes contribution from a business divested in 2020. (2) Research and development expenses not reported separately in 2020; total 2020 R&D expense is $29mm. (3) CAPEX primarily for Human Food Protein Ingredient Ultra High Protein Soybeans(3), Fresh, Yellow Pea Investments 50 (1)

In Conclusion: Building a Modern Food Company 51

Expansive Platform Opportunity 52 Food technology company: A category-defining company unlocking the natural genetic diversity of plants to lead the plant-based food revolution for healthier and more sustainable food and ingredient choices Proprietary CropOS® technology platform: Uses artificial intelligence (AI), data and a variety of advanced breeding techniques that combine data science, plant science and food science to deliver new crops optimized for nutrition, flavor and yield, with the potential to shave years off the traditional crop breeding process Integrated Business Model: Starting with the seed and then working with growers and food supply chain partners to commercialize and broadly scale food and ingredients that are healthier, more sustainable, more affordable and better tasting Food Made Better From The Beginning Fresh Produce Other Functional Food Ingredients Plant-Based Meat Animal Feed & Pet Food Controlled Environment / Indoor Agriculture Health & Beauty Aquaculture Today's Focus The ‘Picks and Shovels’ of the Plant-based Food Revolution Plant-based meats: Commercializing soybean (near-term) and yellow pea (medium-term) products with forecasted $140B TAM1 by 2029 Longer-term: Building scale as CropOS® deployed to drive innovation across sustainability-driven food & health trends within a $5T TAM2 agri-food industry, including: Investing Today Longer-Term Opportunity Soybean Yellow Pea Source: Benson Hill. (1) Market calculation through 2029, Barclay’s Global Food Report, ‘I Can’t Believe It’s Not Meat’ (2019). (2) McKinsey.

Investment Thesis Significant and Growing Addressable Market 1. 53 Source: Benson Hill. Unique and Proprietary Innovation Engine: CropOS ® 2. Capitalized for Growth 3. Rapidly Growing Revenue at Commercial Inflection 4. Pure Play ESG Opportunity 5.

Appendix 54

BENSON HILL
55

Star Peak: Focused on Sustainability

Mike C. Morgan Chairman

Co-founding Partner, Chairman, and CEO of Triangle Peak Partners, LP

Eric Scheyer CEO

Head of Magnetar Energy and Infrastructure Group since its inception

12+ Years Partnership History[1]

$6bn Equity Capital Committed[1]

64 Private Investments[1]

48 Venture Capital Investments[1]

Food Technology · Electric Vehicles · Renewables · Energy Storage · Transportation Technology · Supply Chain & Logistics

	stem Star Peak Energy Transition Corp (Dec 4, 2020)[2]	BENSON HILL Star Peak Corp II
CATEGORY DEFINING	✓	✓
SIGNIFICANT TAM	~$1.2tn[3]	~$5tn[4]
LEADING TECHNOLOGY	Athena™	CropOS®
BUSINESS MODEL	Hardware + Software + Market Participation	Ingredients and Food + Partnerships and Royalties
SUSTAINABILITY MISSION	De-Carbonize the Grid	De-Carbonize Food + Improve Human Health

Benson Hill fits Star Peak's mission to provide growth capital to market-leading businesses focused on improving sustainability and reducing global GHG emissions

(1) Star Peak. (2) Stem transaction announcement date. (3) Bloomberg New Energy Finance. (4) McKinsey.

BENSON HILL

56

Serviceable Addressable Market Overview
($ in billions)

UHP Soy for Plant-Based Meat


4.3
4.6
4.5
5.3
6.3
7.4
8.8
10.3
11.5
12.2
13.0
'20E '21E '22E '23E '24E '25E '26E '27E '28E '29E '30E

UHP Soy for Aquaculture Feed


1.6
1.7
1.8
1.9
2.0
2.1
2.2
2.3
2.5
2.6
2.8
'20E '21E '22E '23E '24E '25E '26E '27E '28E '29E '30E

UHP Soy for Starter Feed


0.44
0.48
0.48
0.49
0.49
0.50
0.50
0.51
0.52
0.52
0.53
'20E '21E '22E '23E '24E '25E '26E '27E '28E '29E '30E

UHP Pea for Plant-Based Meat


0.3
0.3
0.3
0.5
0.6
0.9
1.2
1.6
1.8
1.9
2.0
'20E '21E '22E '23E '24E '25E '26E '27E '28E '29E '30E

Healthy Soybean Oil


0.13
0.16
0.19
0.24
0.29
0.35
0.42
0.51
0.62
0.75
0.92
'20E '21E '22E '23E '24E '25E '26E '27E '28E '29E '30E

Total SAM


6.7
7.3
7.3
8.4
9.7
11.3
13.1
15.3
17.0
18.0
19.2
'20E '21E '22E '23E '24E '25E '26E '27E '28E '29E '30E

Source: Context analysis based on internal resources, expert analysis, and third party research.

BENSON HILL 57

Detailed Transaction Overview

Transaction Highlights

Cash Sources
- Star Peak has ~$403mm in cash held in the trust account
- PIPE size of $225mm

Valuation
- Attractive entry multiple relative to peer group

Capital Structure
- ~$625mm gross proceeds to balance sheet (assuming no redemptions) to fund growth[2]

Pro Forma Ownership at $10 / Share[1]


Star Peak Public Shareholders 19.4%
PIPE Shareholders 10.9%
Star Peak Sponsor 4.9%
Benson Hill Shareholders 64.8%

Sources and Uses[1]

Sources	$mm	%	Uses	$mm	%
Committed Equity PIPE	$ 225	11.7 %	Stock to Benson Hill Shareholders	$ 1,300	67.4 %
Star Peak Trust	403	20.9	Estimated Fees and Expenses	48	2.5
Benson Hill Shareholder Equity Rollover	1,300	67.4	Estimated Repayment of Debt	33	1.7
			Cash to Benson Hill Balance Sheet	547	28.4
Total Sources	**$ 1,928**		**Total Uses**	**$ 1,928**	

Pro Forma Valuation[1]

($mm, except per share data)	
Pro Forma Shares Outstanding (mm)	201
Share Price	$ 10.00
Benson Hill Equity Value	**$ 2,008**
Pro Forma FY2020 Net Debt (Cash)	(657)
Benson Hill Enterprise Value	**$ 1,351**

Pro Forma Ownership[1]

	Shares (mm)	%
Benson Hill Shareholders	130.0	64.8 %
Star Peak Public Shareholders	40.3	20.0
Star Peak Sponsor	8.0	4.0
PIPE Shareholders	22.5	11.2
Equity Ownership	**200.8**	**100.0 %**

Source: Benson Hill. Star Peak. (1) Pro forma ownership based on PIPE of $225mm assuming no redemptions. Excludes Star Peak warrants, earnout of 18mm shares to Benson Hill Shareholders and 2mm shares to Star Peak Sponsor, and options to certain Benson Hill option holders subject to the same vesting term as the earnout shares. Earnout shares vest equally, 50% at $14 per share and 50% at $16 per share and are subject to a three year-term. (2) Gross proceeds are comprised of Star Peak II $403 million of cash in trust, assuming no redemptions, and an oversubscribed and upsized $225 million common stock PIPE at 10.00 per share.

BENSON HILL 58

Public References for Benson Hill

	Higher Growth Companies			Slower Growth Mature Companies
	Food Tech	Ag Tech	Biotech	Ag / Specialty Ingredients
Public Market References	Beyond Meat, AppHarvest, AeroFarms	Codexis, amyris, calyxt	10x Genomics, Berkeley Lights, Ginkgo Bioworks, Twist Bioscience, zymergen	Corteva agriscience, novozymes, CHR, Other Ingredients[1]
Relevance to Benson Hill	✓ High growth ✓ Serving same consumer demand trends ✓ ESG solution	✓ Proprietary technological platforms ✓ Food / nutrition and health & wellness value-chain focus	✓ High growth ✓ Proprietary technological platforms ✓ Health & wellness end-market focus	✓ More mature and established, slower growth ✓ Specialty ingredients ✓ Food / nutrition and health & wellness value-chain focus

✓ High growth food / nutrition and health / wellness TAM
✓ Differentiated technology
✓ Scarcity premium
✓ Pure-play ESG

BENSON HILL™

(1) Other Ingredients includes AAK, Givaudan, IFF, Kerry, Sensient, and Symrise.

BENSON HILL 59

Benson Hill Compares Favorably vs. Public Market References

			Higher Growth Companies			Slower Growth Mature Companies
			Food Tech	Ag Tech	Biotech	Ag / Specialty Ingredients
Public Market References		BENSON HILL	Beyond Meat, AppHarvest(2), AeroFarms(3)	CODEXIS, amyris, calyxt	TWIST BIOSCIENCE, 10x GENOMICS, BERKELEY LIGHTS, Ginkgo Bioworks(2), zymergen	CORTEVA, novozymes, CHR, Other Ingredients(1)
Growth Trajectory		Low – High	Low – High	Low – High	Low – High	Low – High
Technology		High	Medium / High	High	High	Medium
ESG Solution		High	High	Medium / High	Medium / High	Low / Medium
Operational	Revenue CAGR ('21E – '23E)	~ 50% (2021E-2027E)	~ 40%(4)	~ 5% - 20%	~ 25% - 51%	~ 5%
Operational	Gross Margin (2023E)	~ 45% *(2025E-2027E)*	~ 20% - 35%(5)	~ 40% - 70%	~ 40% - 80%	~ 50%
Valuation	2023 EV / Sales	5 x	8 x – 16 x	6 x – 10 x	12 x – 44 x	2 x – 9 x
Valuation	2023 EV / EBITDA	6 x *(2026E)*	24 x – 41 x(6)	NA	NA	12 x – 23 x

Source: Benson Hill, Bloomberg, CapIQ, IBES consensus estimates and company disclosures; market data as of 1-Jun-2021.
(1) Other Ingredients reflects average for AAK, Givaudan, IFF, Kerry, Sensient, and Symrise. (2) AppHarvest and Ginkgo Bioworks projections based on management forecast per latest investor presentation. (3) AeroFarms metrics based on management forecast per latest investor presentation. (4) Based on Beyond Meat's '21E – '23E revenue CAGR. (5) Based on Beyond Meat and AeroFarms 2023E Gross Margin. (6) Excludes AeroFarms and reflects EV / 2024 EBITDA.

0% 39% 6% 11% 20% 0% 26% 33% 34% 51% 4% 4% 5% 8% Peer Median: 95% Peer Median: 33% Peer Median: 11% 151% NM Peer Median: 5% NM 51% 0% 19% 34% 47% 62% 68% 0% 44% 47% 73% 79% 38% 42% 57% 59% Peer Median: 27% Peer Median: 47% Peer Median: 62% Peer Median: 49% NA NA Other Ingredients(1) Source: Benson Hill, Bloomberg, CapIQ, IBES consensus estimates and company disclosures; market data as of 1-Jun-2021. (1) Other Ingredients reflects average for AAK, Givaudan, IFF, Kerry, Sensient, and Symrise. (2) AppHarvest and Ginkgo Bioworks projections based on management forecast per latest investor presentation. (3) AeroFarms metrics based on management forecast per latest investor presentation. Revenue Growth Gross Margin Ag / Specialty Ingredients Biotech Food Tech Ag Tech Higher Growth Companies Slower Growth Mature Companies CY 2023E GM ’21E –’23E CAGR Other Ingredients(1) Benson ill’s Growth ra ector and Margin Profile Benchmark Favorably vs. Public Market References Beyond Meat AppHarvest(2) AppHarvest(2) 60 Peer Median: 39% Peer Median: 28% (3) (3) Beyond Meat 24% 27% 55% 39% 61% 54% 71% 50% '21E '22E '23E '24E '25E '26E '27E '21-'27 CAGR 9% 1% 13% 21% 38% 43% 48% '21E '22E '23E '24E '25E '26E '27E Ginkgo Bioworks(2) Ginkgo Bioworks(2)

5x 8x 11x 16x 6x 10x 10x 12x 17x 23x 23x 44x 2x 3x 8x 9x Peer Median: 11x Peer Median: 20x Peer Median: 10x Peer Median: 6x 8x 11x 29x 40x 12x 13x 26x 22x 28x 30x 35x 55x 2x 4x 9x 9x Peer Median: 29x Peer Median: 29x Peer Median: 13x 66 x Peer Median: 6x 87 x Source: Benson Hill, Bloomberg, CapIQ, IBES consensus estimates and company disclosures; market data as of 1-Jun-2021. (1) Other Ingredients reflects average for AAK, Givaudan, IFF, Kerry, Sensient, and Symrise. (2) AppHarvest and Ginkgo Bioworks projections based on management forecast per latest investor presentation. (3) AeroFarms multiples based on Spring Valley Acquisition Corp deal value EV and management forecast. EV / Revenue CY 2023E EV / Revenue CY 2022E EV / Revenue Benson ill’s Implied Revenue Multiples Are at a Discount to Public Market References 61 Other Ingredients(1) (3) Other Ingredients(1) (3) Beyond Meat AppHarvest(2) Beyond Meat AppHarvest(2) Ag / Specialty Ingredients Biotech Food Tech Ag Tech Higher Growth Companies Slower Growth Mature Companies 0.9x 1.6x 2.4x 3.9x 5.4x 8.4x 10.6x '27E '26E '25E '24E '23E '22E '21E Ginkgo Bioworks(2) Ginkgo Bioworks(2)

$ 4,205 $ 2,221 $ 5,606 $ 2,962 $ 1,351 7.5x - 10x 2025E Revenue Discounted 3.5 Periods at 20% Enterprise Value ($ in millions) $5,606 $4,205 $2,962 $2,221 $1,351 7.5x – 10x 2025E Revenue Discounted 3.5 Years at 20% 92% Midpoint Premium 263% Midpoint Premium Enterprise Value Implied Future Enterprise Value Discounted Enterprise Value Enterprise Value Implied Enterprise Value Based on Public Market References Trading Valuations Transaction Valuation Benson Hill Has Significant Upside Potential Source: Benson Hill. 62

BENSON HILL

63

Executive Leadership Team with Diverse Business and Technical Backgrounds Across the Food System



Matt Crisp
President & CEO
Serial AgriFood entrepreneur and former life sciences venture capital partner



DeAnn Brunts
Chief Financial Officer
Experienced public company board member, CFO and corporate development leader



Natalie DiNicola
Chief of Staff
20+ years in the AgriFood industry with experience in business strategy, development and sustainability



Jason Bull
Chief Technology Officer
20+ years of experience unlocking synergies between genomics and data science



Yevgeny Fundler
Chief Legal Officer
25 years of experience as a strategic leader and legal counsel delivering business-focused solutions



Adam Javan
Chief Strategy Officer
25+ years of experience in business analytics and technology innovation



Kelly Fischer
Chief People Officer
14 years in HR with expertise in project leadership, talent strategy, and change management

TECHCROPS INTERNATIONAL
Kellogg's
B&G
PURINA
BAYER
pwc
THE CLIMATE CORPORATION
Solae
OBJECT COMPUTING
intrexon
PERDUE
AITX
LESAFFRE

Public-Market Ready Board of Directors Dan Jacobi Chairman Deanie Elsner Director David Lee Director Andy Wheeler Director Stephan Dolezalek Director DeAnn Brunts Director & CFO Linda Whitley- Taylor Director Matt Crisp Director & CEO Craig Rohr Director Alphabet Source: Benson Hill. Note: Additional Star Peak nominee to be added in addition to Craig Rohr. 64

Supported by Best-in-Class Scientific Experts Scientific Advisory Board Todd Mockler Co-Founder and Chair, SAB Rex Bernardo SAB Member Julia Bailey-Serres SAB Member Chase Beisel SAB Member Gary Fogel SAB Member Mark Matlock SAB Member Asaph Cousins SAB Member Jon Lightner SAB Member Joyce Van Eck SAB Member Plant System Biology and Bioinformatics Agronomy and Plant Genetics Plant Cell Biology CRISPR Gene Editing Machine Learning Food Ingredients Photosynthesis Agricultural Biotechnology Plant Biotechnology Source: Benson Hill. 65

Glossary Source: Benson Hill. 66 Item Definition ABCD in Ag 4 companies, ADM, Bunge, Cargill, and Louis Dreyfus, which control 70% of the grain industry Agronomy The science of soil management and crop production Constraint of Biology The constraints on innovation life cycles that come with working with complex, living things. Big data, simulation, high-throughput imaging and environmental manipulation enable us to push the constraints of biology CRISPR Gene Editing Modifying genetic materials in a cell or organism to accelerate crop breeding in agriculture Crop Cycle The time it takes for a crop to be planted and grow to maturity to produce new seeds Gene Expression Information from a gene is used in the synthesis of a functional gene product that produces protein as the end product Genomics The structure, function, evolution, and mapping of genomes (complete set of genes or genetic material in a cell or organism) Germplasm Living genetic resources such as seeds that are maintained for animal and plant breeding, preservation, and other research uses Ingredient Processor A facility where grain inputs are converted into food and feed ingredients Identity Preservation An integrated supply chain that traces the integrity of the ingredient from planting, to processing, to delivery; ensures separation of product from commodity supply chains Life Cycle Analysis (LCA) A methodology of quantifying the environmental impacts associated with a given product. In a Life Cycle Analysis researchers create an inventory of resources used and pollutants generated in product production and use MMT Million metric tons Pea Protein Concentrate (PPC) A plant-based protein ingredient isolated from mostly yellow pea grain used primarily in pet food. Pea Protein Concentrate typically has a protein content of 50% or greater on a moisture free basis

Glossar (Cont’d) Source: Benson Hill. 67 Item Definition Pea Protein Isolate (PPI) A plant-based protein ingredient isolated from mostly yellow pea grain that is highly processed and used in human food applications. Pea Protein Isolate typically has a protein content of 80% or greater on a moisture free basis Phenotype Observable, measurable characteristics or traits of an organism. Ex: yield, oil composition, flavor, plant height, disease resistance Sequencing The process of ascertaining the sequence of nucleotides (basic structural unit of nucleic acid) in a segment of DNA SNP Variants A specific, single base pair position in the genome that has a different nucleotide between two crop varieties. This is how we measure genetic diversity within a species SNP Loci A location, or series of base pairs within the genome that has a different genetic sequence between two crop varieties Soy Protein Concentrate (SPC) A plant-based protein ingredient produced from soybeans and used in human and pet food applications. Soy Protein Concentrate is usually approximately 65% protein on a dry matter basis Soybean Meal Protein fraction from a soybean processing that is used primarily in animal feed. Soybean meal is approximately ~47% protein on a dry matter basis Soybean White Flake Protein fraction from a soybean processing for usage in human food applications. Soy White flake is typically 53% - 55% protein on a dry matter basis Soybean Texturization Development of a physical structure which will provide, when eaten, a sensation of eating meat. Meat "texture" is a complex concept comprising visual aspect (visible fibres), chewiness, elasticity, tenderness and juiciness Textured Soy Protein Concentrate (TSPC) Soy Protein Concentrate that has gone through the texturization process. Textured Soy Protein Concentrate may be dried and sold as a shelf- stable product, or it can be hydrated, flavored, mixed with other ingredients and shaped and marketed

Source: Benson Hill. Audited GAAP Income Statement 68 Year Ended December 31, ($000s) 2018 2019 2020 Revenues $ 4,269 $ 79,523 $ 114,348 Cost of sales 677 70,961 102,430 Gross profit 3,592 8,562 11,918 Operating expenses Research and development 13,373 24,810 29,457 Selling, general and administrative expenses 9,158 27,457 37,446 Impairment of goodwill - - 4,832 Total operating expenses 22,531 52,267 71,735 Loss from operations $(18,939) $(43,705) $(59,817) Other expense (income) Interest expense (income), net (669) 195 7,369 Other, net 40 (9) (75) Total other expense (income) (629) 186 7,294 Net loss before income tax $(18,310) $(43,891) $(67,111) Income tax expense (benefit) (221) 19 48 Net loss $(18,089) $(43,910) $(67,159) Other comprehensive income (loss) Change in foreign currency translation (91) (21) (226) Change in fair value of marketable securities (457) 374 (109) Adjustment for net (gains) losses realized and included in net income 41 (17) 223 Total other comprehensive income (loss) (507) 336 (112) Total comprehensive loss $(18,596) $(43,574) $(67,271)

Source: Benson Hill. Audited GAAP Cash Flow Statement 69 Year Ended December 31, ($000s) 2018 2019 2020 Operating activities Net loss $(18,089) $(43,910) $(67,159) Adjustments to reconcile net loss to net cash used in operating activities 948 4,781 17,011 Changes in operating assets and liabilities 3,778 (5,224) (2,530) Net cash used in operating activities $(13,363) $(44,353) $(52,678) Investing activities Net cash used in investing activities $(48,615) $(4,546) $(100,672) Financing activities Net cash provided by financing activities $ 63,681 $ 48,547 $ 160,703 Effect of exchange rate changes on cash (91) (21) (226) Net (decrease) increase in cash and cash equivalents 1,612 (373) 7,127 Cash and cash equivalents, beginning of year 1,377 2,989 2,616 Cash and cash equivalents, end of year $ 2,989 $ 2,616 $ 9,743 Supplemental disclosure of cash flow information Cash paid for taxes - 5 - Cash paid for interest - 622 4,685 Supplemental disclosure of non-cash investing and financing activities Issuance of preferred stock warrants - - 4,580 Purchases of property and equipment included in accounts payable and accrued expenses and other current liabilities - 952 669 Financing leases - - 33,523

Source: Benson Hill. Audited GAAP Balance Sheet 70 Year Ended December 31, ($000s) 2019 2020 Assets Current assets Cash and cash equivalents $ 2,616 $ 9,743 Marketable securities 8,315 100,334 Accounts receivable, net 15,097 14,271 Inventories, net 7,169 13,040 Prepaid expenses and other current assets 2,546 3,061 Total current assets 35,743 140,449 Property and equipment, net 26,125 31,624 Right of Use asset, net 2,584 34,117 Goodwill and intangible assets, net 30,772 24,083 Other assets 1,512 1,512 Total assets $ 96,736 $ 231,785

Source: Benson Hill. Audited GAAP Balance Sheet (Cont’d) 71 Year Ended December 31, ($000s) 2019 2020 Liabilities, redeemable convertible preferred stock, and stockholder's deficit Current liabilities Accounts payable $ 17,073 $ 16,128 Revolving line of credit 1,495 - Current lease liability 1,606 1,627 Current maturities of long-term debt 2,363 5,466 Accrued expenses and other liabilities 7,662 12,315 Total current liabilities 30,199 35,536 Long-term debt 13,927 24,344 Long-term lease liability 912 33,982 Preferred stock warrant liability - 5,241 Total liabilities 45,038 99,103 Redeemable convertible preferred stock 134,567 287,323 Stockholders' deficit Common stock 6 6 Additional paid-in capital 733 - Accumulated deficit (83,395) (154,322) Accumulated other comprehensive loss (213) (325) Total stockholders' deficit (82,869) (154,641) Total liabilities, redeemable convertible preferred stock, and stockholders' deficit $ 96,736 $ 231,785

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Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / consent solicitation statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus / written consent solicitation for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.